                                                              Exhibit 16(c)(2)


                                    APPRAISAL

                                       OF

                  THE 10,927.857 ACRE SEVEN J STOCK FARM, INC.
            PROPERTY LOCATED NINETEEN MILES SOUTHWEST OF CROCKETT IN
                             HOUSTON COUNTY, TEXAS



                                  JOB # 200204



                                  PREPARED FOR

                             SEVEN J STOCK FARM INC.
                       16945 NORTHCHASE DRIVE, SUITE 1800
                            HOUSTON, TEXAS 77060-2151


                                   PREPARED BY

                          JAMES CONNOR SMITH, MAI, ARA
                         State Certified - General Real
                         Estate Appraiser - TX-1321583-G
                      1101 UNIVERSITY DRIVE EAST, SUITE 108
                          COLLEGE STATION, TEXAS 77840

                                       on

                               SEPTEMBER 18, 2002


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                                                                               2

September 18, 2002

Mr. Randy Parten
Seven J Stock Farm Inc.
16945 Northchase, Suite 1800
Houston, Texas 77060-2151

Re: The 10,927.857 acre Seven J Stock Farm, Inc. property located nineteen miles southwest of Crockett in Houston County, Texas

Dear Mr. Parten:

In accordance with your request, I have conducted the required investigation, gathered the necessary data, and made certain analyses that have enabled me to form an opinion of the above referenced property.

Based on an inspection of the property and the investigation and analyses undertaken, I have formed the opinion that as of August 14, 2002 as if unaffected by environmental issues and subject to the existing oil and gas leases, and subject to the assumptions and limiting conditions set forth in this report, the surface estate of the property had a reasonable value range of $750 to $775 per acre.

I have further concluded that the property had a market value of $775 per acre or:

EIGHT MILLION FOUR HUNDREDSIXTY NINE THOSAND EIGHTY NINE DOLLARS
                                  ($8,469,089)

I estimate a reasonable marketing period for the property to be 18-24 months.


The summary appraisal report that follows sets forth the identification of the property, the assumptions and limiting conditions, pertinent facts about the area and the subject property, comparable data, the results of the investigation and analyses leading to the conclusions.

I appreciate the opportunity to be of service and look forward to future consultations at your request.

Sincerely,

/s/ James Connor Smith

James Connor Smith, MAI, ARA
State Certified - General Real
Estate Appraiser - TX-1321583-G



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                                                                               3

TABLE OF CONTENTS

INTRODUCTION

      Letter of Transmittal..................................................2
      Table of Contents......................................................3
      Salient Facts and Conclusions..........................................4
      Area Map...............................................................5
DESCRIPTION AND ANALYSIS


      Nature of the Assignment...............................................6
      Scope of the Appraisal Assignment......................................7
      Definitions............................................................8
      Assumptions and Limiting Conditions....................................9
      Property Analysis.....................................................12
      Seven J Stock Farm Tract Map..........................................14
      Seven J Stock Farm Flood Plain Map....................................16
      Seven J Stock Farm Land Mix Map.......................................18
      Seven J Stock Farm Aerial Map.........................................33
      Area/Neighborhood Analysis............................................49
      Highest and Best Use..................................................53
      Standard Appraisal Techniques Briefly Explained.......................56


VALUATION OF THE PROPERTY


      Cost Approach.........................................................57
      Land Component Sales Map..............................................59
      Sales Comparison Approach.............................................69
      Direct Comparison Sales Map...........................................76
      Reconciliation........................................................78
      Marketing Time Estimate...............................................79
      Certification.........................................................80
      Appraiser Qualifications..............................................81

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                                                                               4

                          SALIENT FACTS AND CONCLUSIONS

PROPERTY DESCRIPTION

EFFECTIVE DATE OF THE APPRAISAL:          August 14, 2002

DATE THE REPORT WAS PREPARED:             August 14 through September 15, 2002

DATE OF TRANSMITTAL:                      September 18,2002

DATES OF INSPECTION:                      August 14, 2002

INSPECTED BY:                             James Connor Smith, MAI, ARA

OWNER:                                    Seven J Stock Farm, Inc.

PROPERTY:                                 The 10,927,857 acre Seven J Stock Farm,
                                          Inc. property.
ADDRESS/LOCATION:                         Nineteen  miles  southwest  of Crockett in
                                          Houston County, Texas

LEGAL DESCRIPTION:                        10,927,857 acres, more or less, and being
                                          situated in the John Durst, A-29,
                                          Ignacio Lopez, A-50, G. Gonzales,
                                          A-462, and the Barton Clark, A23,
                                          Surveys, Houston County, Texas

PROPERTY RIGHTS APPRAISED:                Surface estate
CURRENT USE:                              Livestock Ranch/Crop Production
HIGHEST AND BEST USE:                     Livestock Ranch/Crop Production
MINERALS/ROYALTY RIGHTS:                  None Appraised (Surface Estate Only)
LAND
      LAND SIZE:                          10,297.857 acres, more or less
      ZONING:                             None
      FLOOD ZONE:                         75%
LAND IMPROVEMENTS:                        Fencing, livestock pens, livestock
                                          water distribution system, stock
                                          tanks, pivot irrigation systems,
                                          permanent pecan plantings and ranch
                                          road system
BUILDING IMPROVEMENTS:                    Five single family residences, an office,
                                          equipment and material storage
                                          buildings, livestock buildings, and
                                          hay storage barns
VALUATION
DATE OF VALUE:                                  August 14, 2002


 VALUE CONCLUSION
FINAL VALUE ESTIMATE:
                                          $/Acre          $775
                                          $ TOTAL         $8,469,089

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                                                                               5



                                     [MAP]


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                                                                               6

NATURE OF ASSIGNMENT

IDENTIFICATION OF THE PROPERTY

The Seven J Stock Farm, Inc. property consisting of the surface estate in 10,927,857 acres, more or less, of real property located nineteen miles southwest of Crockett in Houston County, Texas

PURPOSE AND FUNCTION OF APPRAISAL

The purpose of this appraisal was to provide an estimate of the market value "as is" of the SURFACE ESTATE INTEREST in the property owned by the Seven J Stock Farm, Inc. I understand the function of the appraisal will be for financial planning use.

PROPERTY RIGHTS APPRAISED

The subject property is appraised on the basis of the following ownership interests in the surface estate only:

                  ----------------------------------------------------------
                    TRACT #                     TOTAL ACRES
                  ----------------------------------------------------------
                  1 - Murray Tract, J. Durst, A-29               10,249.0000
                  2 - Petty Tract, J. Durst, A-29                    65.0000
                  3 - Keel Tract, G. Gonzales, A-462                 21.1670
                  4 - McDougall Tract, G. Gonzales, A-462           259.1900
                  5 - Jackson Tract, I. Lopez, A-50                 333.5000
                                                                 -----------
                  Total                                          10,927.8569

DATE OF VALUE

The Market Value estimate is made based upon conditions prevailing as of August 14, 2002..

DATE OF INSPECTION

This property was inspected on August 14, 2002.

DATE OF REPORT

This report was prepared from August 15 through September 18, 2002.


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                                                                               7


SCOPE OF THE APPRAISAL ASSIGNMENT

The following steps and procedures were completed to estimate the current market value of the subject property.

   1. Inspect subject property and surrounding neighborhood.

   2. Gather appropriate site, neighborhood, and economic data.

   3. Investigate, confirm, and inspect comparable unimproved land sales to determine land component unimproved land sales to determine land component contributory values.

      a)    Date range of search: January 1, 1999 to July 30, 2002
      b)    Geographical limits of search:, Houston County, Texas
      c)    Size limits of search: 500 to 15,000 acres
      d) Use or zoning limits of search: Livestock Ranches with improved pasture, native pasture/wooded pasture and cropland components

   4. Estimate the reproduction cost new of building and land improvements and deduct accrued depreciation from all causes to estimate their contributory value for use in the cost and sales comparison approaches.

   5. Investigate, confirm, and inspect comparable improved sales to estimate the value of the subject property via the direct sales comparison approach.

      a)    Date range of search: January 1, 1999 to July 30, 2002
      b)    Geographical limits of search: Houston County, Texas
      c)    Size limits of search: 500 to 15,000 acres
      d) Use or zoning limits of search: Livestock Ranches with residential/agricultural improvements

   6. Analyze  the time on the  market of the  comparable  sales to develop an
estimated   marketing period for the subject property.

   7. Reconcile the value indications from the two approaches to develop a concluded value range and a final market value estimate of the subject property.


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                                                                               8


                                   DEFINITIONS

MARKET VALUE

      THE MOST PROBABLE PRICE WHICH A PROPERTY SHOULD BRING IN A COMPETITIVE AND OPEN MARKET UNDER ALL CONDITIONS REQUISITE TO A FAIR SALE, THE BUYER AND SELLER EACH ACTING PRUDENTLY AND KNOWLEDGEABLY, AND ASSUMING THE PRICE IS NOT AFFECTED BY UNDUE STIMULUS. IMPLICIT IN THIS DEFINITION IS THE CONSUMMATION OF A SALE AS OF A SPECIFIED DATE AND THE PASSING OF TITLE FROM SELLER TO BUYER UNDER CONDITIONS WHEREBY:

            (1)   BUYER AND SELLER ARE TYPICALLY MOTIVATED;

            (2) BOTH PARTIES ARE WELL INFORMED OR WELL ADVISED, AND ACTING IN WHAT THEY CONSIDER THEIR OWN BEST INTERESTS;

            (3)   A REASONABLE TIME IS ALLOWED FOR EXPOSURE IN THE OPEN MARKET

            (4) PAYMENT IS MADE IN TERMS OF CASH IN U.S. DOLLARS OR IN TERMS OF FINANCIAL ARRANGEMENTS COMPARABLE THERETO; AND

            (5) THE PRICE REPRESENTS THE NORMAL CONSIDERATION FOR THE PROPERTY SOLD UNAFFECTED BY SPECIAL OR CREATIVE FINANCING OR SALES CONCESSIONS GRANTED BY ANYONE ASSOCIATED WITH THE SALE.11








----------------
1   Uniform Standard of Professional Appraisal Practice, 1992 Edition, Page 7.



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                                                                               9

                      ASSUMPTIONS AND LIMITING CONDITIONS:

This appraisal report has been made with the following general assumptions:

      This is a Summary Appraisal Report which is intended to comply with the reporting requirements set forth under Standard Rule 2-2(b) of the Uniform Standards of Professional Appraisal Practice for a Summary Appraisal Report. As such it might not include full discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the appraiser's opinion of value. Supporting documentation concerning the data, reasoning, and analyses is retained in the appraiser's file. The information contained in this report is specific to the needs of the client for the intended use stated in this report. The appraiser is not responsible for unauthorized use of this report.

o To the best of the appraiser's ability, the analysis, opinions, and conclusions were developed and the report was prepared in accordance with USPAP and with the standards and reporting requirements of the Appraisal Institute and the American Society of Farm Managers and Rural Appraisers.

 o No responsibility is assumed for the legal description or for matters including legal or title considerations. Title to the property is assumed to be good and marketable unless otherwise stated.

o The property is appraised free and clear of any or all liens or encumbrances unless otherwise stated.

o     Responsible ownership and competent property management are assumed.

o     Information  furnished by others is believed to be  reliable.   However,
      no warranty is given for its accuracy.

o All engineering is assumed to be correct. There has not been an engineering survey of the structural stability of the improvements supplied to this firm or its employees regarding the subject property. It is assumed that there are no significant problems associated with the structure that will detract from the investment potential of the property. The plot plans and illustrative material in this report are included only to assist the reader in visualizing the property.

o It is assumed that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. There has not been a soil or subsoil study supplied to this firm or its employees regarding the subject property. It will be assumed that no adverse soil or subsoil conditions exist that would affect the long term investment potential of the property. No responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them.

o It is assumed that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless noncompliance is stated, defined, and considered in the appraisal report.

      o It is assumed that all applicable zoning and use regulations and restrictions have been complied with, unless a nonconformity has been stated, defined, and considered in the appraisal report
..
o It is assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, or national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimate contained in this report is based.

o It is assumed that the utilization of the land and improvements is within the boundaries or property lines of the property described and that there is no encroachment or trespass unless noted in the report.

o The appraiser has no present or prospective interest in either the property being appraised, or with the parties involved.


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                                                                              10


o It is assumed that all mechanical fixtures including, but not limited to, electrical, structural and plumbing items are in working order and not subject to significant deferred maintenance unless otherwise stated in this report.

o It is assumed that all plumbing and electrical work complies with all applicable rules, regulations, codes and standards unless otherwise stated in this report.

 o Special assumptions have been made in some of the sections of the report for the purpose of determining an estimate of value. These assumptions are necessary in regard to such items as hidden construction details, the amount or amounts of insurance coverage, maintenance expenditures, etc. These assumptions are based upon the best knowledge and judgement of the appraiser, and are believed to be typical of the actions of buyers, sellers and investors in the market.

This appraisal report has been made with the following general limiting conditions:

 o The distribution, if any, of the total valuation in this report between land and improvements applies only under the stated program of utilization. The separate allocations for land and buildings must not be used in conjunction with any other appraisal and are invalid if so used.

o Possession of this report, or a copy thereof, does not carry with it the right of publication. It may not be used for any purpose by any person other than the party to whom it is addressed without the written consent of the appraiser, and in any event only with the proper written qualification and only in its entirety.

o The appraiser, by reason of this appraisal, is not required to give further consultation, testimony, or be in attendance in court with reference to the property in question unless arrangements have been previously made.

o Neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser, or the firm with which the appraiser is connected) shall be disseminated to the public through advertising, public relations, news, sales, or other media without the prior written consent and approval of the appraiser.

o Where property rights other than fee title are the subject of the appraisal, the property rights appraised will be specifically outlined in the report.

o All information, comments and conclusions appertaining to the subject and other properties represent the personal opinion of the appraiser formed after examination of the property or properties. While it is believed that the information, estimates, analyses and conclusions drawn therefrom are correct, the appraiser does not guarantee them and assumes no liability for errors in facts, analysis or judgement.

o Unless otherwise stated in this report, the existence of hazardous substances or other adverse environmental conditions were not brought to the attention of the appraiser. This includes, without limitation, any test being performed to identify such substances or environmental hazards after the inspection of the subject property. The appraiser has no knowledge of the existence of such materials on or in the property unless otherwise stated. The appraiser is not qualified to test for such materials, substances or conditions. The presence of such may affect the value of the property. The value estimate in this report is based on the assumption that no such condition exists, unless otherwise stated. No responsibility is assumed for any such conditions, nor is it for any expertise or engineering knowledge required to discover these conditions.

o The Americans with Disabilities Act ("ADA") became effective January 26, 1992. I have not made a specific compliance survey and analysis of this property to determine whether or not it is in conformance with the various detailed requirements of the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA, could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since I have no direct evidence relating to this issue, I did not consider possible non-compliance with the requirements of ADA in estimating the value of the property.

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                                                                              11


o I have not been supplied with an environmental assessment of the site. Furthermore, as a real estate appraiser, I am not qualified to determine if the location is in compliance with state or national regulations. These hazardous material or conditions could include, but are not limited to, the existence of toxic waste (within or around the subject site currently or historically), UREA formaldehyde foam insulation, asbestos containing materials, or communicable diseases from present or former occupants. The existence of any such materials or conditions could adversely affect the value of the property. If there are any questions concerning the above, I recommend the appropriate environmental survey be performed.

o As of the inspection date, I did not notice the subject property containing underground storage tanks (USTs) which may or may not pose environmental hazards to the subject, the surrounding properties or the water table in the subject area. As a real estate appraiser, I am not qualified to judge such environmental hazards. I recommend that the proper environmental tests be conducted in order to better assess the subject's situation, if the need arises. If contamination is found on the subject, any adverse condition present on the subject could affect the specified value estimate(s) in this report. Without the appropriate environmental test reports, I will assume that no adverse conditions exist and appraise that subject as such so that the value estimates are not reflective of such potential adverse conditions.


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                                PROPERTY ANALYSIS

A physical inspection of the appraised property was made. A study was also made of the neighborhood and other areas which might be considered competitive with it. From this study, it was determined that buyers in this market have given consideration to the following features in arriving at a negotiated price for similar properties. It is our opinion that equally well-informed buyers and sellers would most likely consider the same features in agreeing upon the market value of the subject property. They are reported as: 1) LAND, 2) MINERALS, 3) LEGAL LIMITATIONS OF USE, 4) LAND IMPROVEMENTS, 5) BUILDING IMPROVEMENTS, 6) ENVIRONMENTAL HAZARDS, 7) PROPERTY TAXES, AND 8) PROPERTY HISTORY.

LAND

Location: The Seven J Stock Farm property is located approximately nineteen miles southwest of Crockett in Houston County, Texas. It fronts along both sides of State Highway 21, FM 2498, and FM 3275. It also fronts on the Trinity River along its west boundary line. (See Location Map)

Area: For purposes of this appraisal, the Seven J Stock Farm property consists of 10,927.857 acres, more or less. This represents the total land within the Seven J Stock Farm property according to the original deeds of conveyance into this ownership.

Shape/Dimensions/Access: The property is very irregularly shaped and measures approximately 4.5 miles long by 5.9 miles wide. The property has 22,200' of frontage along the east and west lines of State Highway 21, 3600' of frontage along the north and south lines of FM 2498, 9400' of frontage along the north and south lines of FM 3275, 1800' of frontage along the north and south lines of FM 2915, and 12,900' of frontage along county gravel roads. The ranch is comprised of six tracts separated by the public roads on which they front and by Big Creek. The shapes, dimensions, and access of each tract will be described individually below. A map of the individual tracts is found on the following page. The tracts are identified by their general geographic location.

         West Tract - This part of the property contains approximately 3526.967 acres and consists of that portion of the property lying west of State Highway 21 and south of FM 2498. This property fronts 15,700' on the west side of State Highway 21 and 3600' on the south line of FM 2498. It also has approximately 2.5 miles of frontage on the east bank of the Trinity River on its most westerly boundary.

         East Tract - This tract contains approximately 5080.831 acres and consists of that portion of the property lying east of State Highway 21, south of FM 3275, and west of Big Creek. This tract contains 22,200' of frontage on the east line of State Highway 21 and 9400' of frontage on the south line of FM 3275. It fronts along Big Creek for its entire eastern property line and has approximately 3 miles of frontage on the east bank of the Trinity River along its most southerly boundary.

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                                                                              13


         Northwest Tract - This tract contains approximately 226.171 acres and consists of that portion of the property lying on the west side of State Highway 21 and north of FM 2498. This portion of the property is triangular in shape and measures approximately 6500' of frontage along the west line of State Highway 21 with 3600' of frontage on the north line of FM 2498. It contains the South, West and North Bull pastures.

         Northeast Tract - This tract contains approximately 903.641 acres and consists of that portion of the property lying on the north side of FM 3275. As seen from the map, the property is very irregular in shape and is shown to have 8500' of frontage along the north line of FM 3275. The most southeasterly portion of this property also has access through an adjoining owners property from a county gravel road. It contains the Stumpville, McDougald, Petty and Jackson pastures.

         Southeast Tract - This tract contains approximately 777.611 acres and consists of that portion of the property lying to the east of Big Creek and Lost Creek and to the west of the county road which connects with FM 2915. The property fronts 1800' along the west line of FM 2915 and has 12,900' of frontage along the county gravel road. A private road runs through the tract providing access to properties under other ownerships lying to the south. It contains the Pond pasture and the North, Middle and South Mississippi Hill pastures.

         East Southeast Tract - This tracts contains approximately 412.636 acres and consists of that portion of the property lying to the east of the county gravel road which connects with FM 2915. This property fronts 1800' on the east line of FM 2915 and approximately 9200' on the county gravel road. A private road runs through a portion of the property providing access to properties under other ownerships lying to the north and east. It contains the East Mississippi Hill and Mississippi Hill Meadow pastures.


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                                                                              14



                                     [MAP]



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                                                                              15


Topography: The elevation of this ranch ranges from a low of approximately 150' MSL along the high bank of the Trinity River to a high of 244' MSL at the top of the hill in the North McDougal Pasture of the northeast tract. Approximately 75% of the property is part of a broad flood plain of the Trinity River. The Trinity is an old mature stream with many oxbow turns in its channel and has a reputation of being subject to overflow several times during the winter periods of heavy rainfall. Most of the bottomland portions of the Seven J property are protected from Trinity overflows by a levee solely designed to protect this ranch. All of the low-lying land except for approximately 1650 acres lying between the levee and the river are protected by the levee. The levee system consists of approximately 10.2 miles of elevated earthen berm forming a loop around the low-lying portion of the Seven J Stock Farm property. Portions of the Seven J Stock Farm are of higher elevations, namely the northwest tract, the northerly one-third of the east tract, the northeast tract, the southeast tract, and the east-southeast tract. The elevation of these tracts generally is above 175' MSL and as such would not be considered bottomland. Generally speaking, the topography of this portion of the property would be described as having slopes ranging from 2% to 10%.

Flood Plain: Approximately 75% of the subject property is located within the 100-year flood plain of the Trinity River and its tributaries.



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                                                                              16



                                     [MAP]



Drainage: The upland higher elevation portions of the Seven J property would be considered fairly well drained by the intermittent creeks, which form up on them and drain away from them. The bottomland portion is extremely flat but the series of drainage ditches and canals which have been installed as a part of the levee system provide it with better than typical drainage for a bottomland property.

Soil Classification: The general soil map for Houston County as determined by the USDA Soil Conservation Service shows the bottomland soils underlying the Seven J Stock Farm property to be in the Kaufman-Kosse-Texark clay series and the Freestone-Bienville-Konawa-Porter Springs fine sandy loam series. The clay soils group consists of deep, somewhat poorly drained, very slowly permeable soils of the flood plains of the Trinity River. The soils formed in recent clayey alluvium. The surface layer is very dark gray to black ranging in depth from 16" to 36". These soils are naturally fertile and are well suites for crop production and pastureland. The growing of



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crops is somewhat hazardous on the soils however, due to the risk of flooding.
The soil capability classification of these soils is II to III. Class II and Class III land capability classifications are land suitable for cultivation with moderate to severe limitations or hazards. In this case the hazard is the propensity of the land for frequent flooding; however, in the case of the Seven J this is mitigated to a great degree by the levee system.

The sandy loam soil series is generally deep, moderately well drained, slowly permeable soils that occupy nearly level to gently sloping old stream terraces. Surfaces are generally brown, fine sandy loams ranging in thickness from 12" to over 70". Slopes range from 0% to 5 %. These soils are mainly used for pastureland although they are suited for cropland with the main limitation being seasonal wetness and occasional flooding. The soil capability class of these soils ranges from II to III. They have the capability of being used for pastureland or for cropland with the main risk being frequent flooding and seasonal wetness.

The soils underlying the upland portion of the Seven J are in the Derly, Annona-Kurth-Moten-Falba soils association. These soils are moderately deep, loamy, very slowly permeable somewhat poorly drained soils on uplands. The surface horizons are generally fine sandy loams ranging in thickness from 3" to 12". Slopes range from 5% to 15%. These soils are mainly used for pastureland, although they are suited for forage crop production. The soil capability class rating of these soils ranges from III to IV. This gives them the capability of being used for pastureland or for forage crops with the main risk being erosion and seasonal wetness.

Land Capability Classification: The productive capability of the soils on the subject can best be categorized by use of the U.S. Department of Agriculture land capability classification system. This is the systematic arrangement of land types according to properties that determine the land's ability to produce on a virtually permanent basis. Classification is made for the purpose of selection and application of land uses and treatments that will keep it productive for prolonged use. Classification is made into eight land-capability classes. Four are for land suited for cultivation and four are for land not suited for cultivation. These land classes are separated according to the degree of permanent limitations and hazards in the land's use and maintenance.

As described earlier, the capability class rating on the bottomland soils underlying the Seven J Stock Farm is generally II and III that gives them the capability of being utilized for cropland and/or pastureland. Since the property is protected by the levee from the overflows, approximately 25% of the total ranch is devoted to crop production. The balance of the land is devoted to native and improved pasture.

Land Use/Vegetation: Analysis of farm/ranch sales in this section of the State indicates that price differentiation is made on the basis of three classes of cropland based on crop capability and quality while pastureland price differentiation is based on improved pasture, native pasture, and wooded pasture due to differences in carrying capacity and recreational use potential. In the Trinity River area, many of the cropland capability Class II through IV and all of the non-cropland Class V through VII are devoted to pasture use and there is little distinction made in the market for differences in Soil Conservation Service land capability ratings of pastureland. The Seven J Stock Farm property consists of approximately 27% cropland/orchard, 36% improved pasture, 31%ative pasture, and 6% wildlife/wasteland/woods along the creeks and banks of the Trinity River. The following table summarizes the Seven J land mix by tract.

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
----------------------------------------------------------------------------------------------------------------------------
                        CROPLAND                                       NATIVE
TRACT #                 ORCHARD            IMPROVED PASTURE            PASTURE            WOODED PASTURE            TOTALS
----------------------------------------------------------------------------------------------------------------------------
West                     560.860                996.726               1669.392               299.990               3526.967
----------------------------------------------------------------------------------------------------------------------------
East                    2369.053               1638.648                832.132               241.000               5080.833
----------------------------------------------------------------------------------------------------------------------------
Northwest                                       129.702                 96.470                                      226.172
----------------------------------------------------------------------------------------------------------------------------
Northeast                                       505.201                339.439                59.000                903.640
----------------------------------------------------------------------------------------------------------------------------
Southeast                                       289.888                434.722                53.000                777.610
----------------------------------------------------------------------------------------------------------------------------
E Southeast                                     250.082                147.553                15.000                412.635
----------------------------------------------------------------------------------------------------------------------------
Totals                  2929.913               3810.247               3519.708               667.990              10927.857
----------------------------------------------------------------------------------------------------------------------------
Percent                   26.81%                 34.87%                 32.21%                 6.11%                   100%
----------------------------------------------------------------------------------------------------------------------------





                                     [MAP]

The primary improved grass vegetation found on the ranch is a warm season forage species known as coastal Bermuda grass. This grass has been sprigged over approximately 3893 acres or 36% of the ranch in those areas where it is adaptable. It primarily favors the higher, better drained, lighter textured soil areas. Approximately 3804 acres or 35% of the ranch is established in native warm season species such as common Bermuda grass, common Dallisgrass, and several paspalum species. Most of these species are found in the lower, heavier soiled, more frequently flooded pasture areas. Many of the native pastures have been over seeded in the past with hairy vetch, white clover, burr clover, and other legumes. These cool season legumes reseed themselves and generally will volunteer each year if weed spraying is delayed long enough to make them seed.



                                   [PICTURE]

                             Typical Cropland Scene




                                   [PICTURE]

                         Typical Improved Pasture Scene

                                   [PICTURE]

                          Typical Native Pasture Scene

Carrying Capacity: The livestock carrying capacity of the Seven J Stock farm with the above described pasture land mix is estimated to be approximately 2200 mature beef animals. Under assumed low-moderate management to include annual weed spraying and only minimal fertilization of hay fields the improved pasture would support one cow per three acres. The native pasture would have a stocking rate of one cow per four-five acres. The wooded pasture areas have very limited carrying capacity estimated at one cow per ten-fifteen acres. Based on these stocking rates I have projected the carrying capacity of the Seven J to be as follows:

Land Class                 Acres          Animal Units/Acre     Animal Units
--------------------------------------------------------------------------------
Improved pasture          3810.247               .33                1257
--------------------------------------------------------------------------------
Native Pasture            3519.707               .25                 880
--------------------------------------------------------------------------------
Wooded pasture             667.990               .10                  67
--------------------------------------------------------------------------------
Totals                    7997.944               .36                2204
--------------------------------------------------------------------------------

Crop Allotments: The Class II cropland on the Seven J Stock Farm property has a history of cotton and grain production for a number of years. The property has been leased to two different parties for crop production on a share rental basis since 1980. The U.S.D.A. Agricultural Conservation and Stabilization office records in Crockett has the following crop allotment acres and yield base for the property:

            ASCS CROP YIELD AND ACREAGE - SEVEN J STOCK FARM, INC.


CROP            COTTON             CORN              GRAIN
===============================================================
Yield           572 pounds                          45 bushels
Acres            1221.8                              1031.3

As seen from the above table, there are 2253.1 acres of cotton and grain base allocated to the 2930 acres of cropland on the Seven J Stock Farm. This represents approximately 77% of the total acres having subsidized crop base that is considered excellent. A large amount of crop base acreage and a high yield is generally an asset for any cropland capability property. The yield base multiplied by the allotted acres determines the amount of deficiency payment the operator would receive for growing the crop. With this high percentage of crop base and the recent addition of irrigation systems, the probability of continued leasing of the cropland on Seven J Stock Farm is high.

Water Rights: The Seven J Stock Farm, Inc. was issued permit #1521 by the Texas Water Rights Commission which controls the use of the waters from the Trinity River. The permit provides for diverting water from the Trinity for agricultural use on the Seven J property. This permit, which was revised on January 11, 1972, provides for a maximum of 620 acres to be irrigated, a maximum of 1240 acre feet of water to be used in any crop year. In recent years irrigation systems have been installed which utilize the permitted water for irrigating a newly established pecan orchard and for growing crops on the cropland.

Recreation: Due to the extremely limited wooded vegetation found on this ranch, it would be considered a poor habitat for white tailed deer, the most important game species for hunting recreation in the area. The only good wildlife habitat is along the wooded portions of the Trinity, Big Creek, and Lost Creek. Several of the adjacent properties are wooded and consequently, deer do move across the area. However, the potential for leasing the property for hunting white tail deer is considered negligible. Likewise, with the predominant grass vegetation being coastal and common Bermuda grass, this land is a poor habitat for bob white quail, the most important upland game species. Fishing recreation would be available for the Trinity River, but the potential for developing this into a source of material income is very limited. For these reasons, the recreational attributes of this property are considered minimal overall.

Utilities: Electricity is available in the area and presently serving the subject property. Water service is presently provided to the housing and associated farm buildings from drilled wells and distribution systems. There is no sanitary sewer service available in this rural area.


MINERALS

The status of the mineral estate underlying the subject property was not investigated inasmuch as the appraisal assignment called for the valuation of the surface estate only. Consequently, no mineral valuation is included in this appraisal. It is presumed that the mineral owner has the right to use the surface for exploration and production of oil, gas, and other minerals and there was evidence of mineral production on the property in the form of several oil well sites as of the date of the inspection. The subject property lies well outside the boundaries of any coal or lignite producing areas. Therefore, there would be no value to such minerals associated with the surface estate.

LEGAL LIMITATIONS OF USE

Deed Restrictions: None

Zoning: None
Easements: The appraiser has not been furnished with a complete abstract of title on this property and no specific research has been made regarding easement encumbrances affecting the property. By observation, the only apparent easements are local REA electric service lines serving the property and a number of underground petroleum product pipeline easements. These appear to be part of a gathering pipeline system associated with oil and gas production on this and other adjacent properties.

LAND IMPROVEMENTS

The land improvements located on the Seven J Stock Farm property are fairly extensive and adequate for the current operation. They consist of perimeter fencing, cross fencing, livestock pens, stock water system, pivot irrigation system, road system, and flood protection system.

PERIMETER FENCING

The primary perimeter fencing is of barbed wire on cedar posts in overall fair to good condition. Most of the fencing on the original Seven J was installed approximately 25 years ago but much of the fencing has been replaced or repaired due to age or the damage caused by the 1990 flood. The area around the headquarters along both sides of SH 21 has been fenced with steel pipe.

CROSS FENCING

There is extensive cross fencing found on the Seven J and it is of the same quality and condition generally as the perimeter fencing. The property is cross-fenced into 44 pastures ranging in size from 48 acres to 520 acres with the typical size being approximately 150 acres. There are also seven traps ranging in size from 12 to 40 acres. The fencing on some of these small traps is of steel pipe construction as opposed to the typical five strands of barbed wire on good quality cedar and pine posts on 6' to 8' centers.


LIVESTOCK PENS

The Seven J Stock Farm property contains four sets of well designed and constructed livestock pens. The main set is located in the west headquarters area and contains a covered working chute with hydraulic squeeze, and a covered livestock scale with 10,000-pound capacity. The pens are made of welded steel pipe and sucker rod and are in good condition. The pens are well designed and have good functional utility.

                                   [PICTURE]


Another set of pens is located in the Patterson Lake trap of the west tract. The construction of these pens is creosoted pole/cross ties with treated 2" x 6" boards for the exterior with welded steel pipe interior fencing and gates. These pens are in fair condition and their functional utility is good.



                                   [PICTURE]


A third set of pens is located in the Petty Place part of the northeast tract. These pens are constructed of a combination of treated pine poles and wood planking for the exterior with interior welded steel pipe fencing and gates. There is a cutting chute with squeeze and both truck, trailer, and farm trailer loading chutes. These pens are in good condition and their utility is good.

                                   [PICTURE]

The fourth set of pens is located in the Pond trap of the southeast Mississippi Hill tract. These pens are constructed of welded steel pipe and feature a cutting chute, squeeze, and two loading chutes. The pens are in good condition and have good functional utility.



                                   [PICTURE]


STOCK WATER

Livestock watering facilities on the Seven J Stock Farm property are provided by a piped water distribution system and a few natural water impoundments. Although some of the pastures have frontage on the Trinity River, the riverbank is quite steep in many areas and the river does not provide a reliable source of stock water. The water distribution system consists of nine water wells, three of which are equipped with 5 horsepower submersible pumps powered by electricity. The remaining six wells are artesian free-flowing wells equipped with booster pumps and pressure systems. The wells are typically 800 to 1300 feet deep in depth and have 4" steel casings. A number of these wells were made from oil well attempts plugged back to provide water wells. The water system consists of oil field steel pipe piped from the wells to the various pastures located in the vicinity of the wells. It is estimated that there is approximately 50,000 linear feet of this water piping. Each of the 44 pastures and the 7 traps on the Seven J are provided with piped water with the exception of a few of the pastures along Big Creek on the east tract and along the creek serving the northeast tract. The water is piped to concrete water troughs with 300 to 450 gallon water capacity. Since much of the water distribution pipe has been installed in excess of 20 years, maintenance of the water distribution system is a continuing problem.

IRRIGATION SYSTEM

The Seven J irrigation system is designed to utilize water from the Trinity River supplemented by three drilled water wells of approximately 800 gallons per minute capacity. River water is picked up by a barge mounted pumping unit and transported by underground PVC pipeline to a dumping point on the eastside of the levee from where it flows by gravity into Patterson Lake. . The 55 acre lake serves as a surface reservoir for the pickup pump supplying water to the underground sprinkler system in the nearby 138 acre pecan orchard and the distribution lines to the Rice Field pivot and the Lower Bottom sump. There is an alternate pipeline connecting directly from the river pump to the water distribution system The portable Rice field pivot can irrigate approximately 160 acres of the East Rice Field in two settings. This hydraulic powered pivot can also be towed to a location in the West Rice Field where it can irrigate 104 acres in a single setting. A booster pump and well provide water from the sump to the electric powered Lower Bottom pivot irrigating approximately 400 acres. A drilled well is the water source for the hydraulic powered Pin Oak Point portable pivot irrigating approximately 200 acres per setting. The pecan orchard sprinkler system is installed underground with laterals connected to the mains.

The cost of the pumps, motors and water mains was reported to be approximately $330,000. This equates with approximately $330 per irrigated acre when allocated to the 864 cropland acres and the 138 acre permanent planting acreage. The pivots reportedly had an original cost of approximately $40,000-$55,000 each.

Another underground irrigation water main runs from Patterson Lake to a pivot pad in the center of the B & Boss pasture. The lessee paid for this line and has installed a pivot system to irrigate the coastal Bermuda hay in that pasture.

                                   [PICTURE]

                            Patterson Lake Reservoir





                                   [PICTURE]

                               Patterson Lake Pump

                                   [PICTURE]

                                Rice Field Pivot




                                   [PICTURE]

                               Lower Bottom Pivot

                                   [PICTURE]

                                  Pin Oak Pivot




                                   [PICTURE]

                             River Pump Pickup Site

PECAN ORCHARD

There are approximately 138 acres of permanent pecan plantings located in the Patterson Lake Pasture. Approximately 116 acres were planted in 1994 with an additional 22 acres established in 1998 and 1999. There are approximately 3400 trees in the orchard. The varieties planted include Pawnee, Kiowa, Choctaw, Cheyenne and Desirable. The orchard is sprinkler irrigated by laterals connected to the underground distribution mains. The 1994 orchard was just coming into production in 2001 with yields of approximately 100 pounds per acre. Production in the current crop year is expected to be approximately 150 pounds per acre. The development costs of the orchard and its associated irrigation system was reported at approximately $300,000 or $2174 per orchard acre. However since the orchard is just beginning to come into limited production the current contributory value of these permanent plantings is estimated to be only about 50% of their cost or $1000 per acre. This is consistent with the values indicated from sales of young and mature pecan orchards in the Mills, San Saba and Comanche counties I have researched. The top prices paid for mature well managed orchards appears to be around $2500 per acre.

There are also several areas containing native pecan trees managed and harvested under a contract with Mike Grimes of Moody, Texas. Under this agreement the contractor bears all costs of spraying and harvesting in return for 60% of the pecans. In 2001 the yield to the owner was approximately 20,000 pounds of pecans.




                                   [PICTURE]


                           1994 Pecan Orchard Planting

                                   [PICTURE]

                           1998 Pecan Orchard Planting





                                   [PICTURE]

                               Native Pecan Trees

 RANCH ROAD SYSTEM

A good quality gravel surfaced ranch road system serves the Seven J Stock Farm property. A road runs through the center of the west tract connecting the west headquarters with the nearby Rattlesnake Ranch and providing access to most of the centrally located pastures. Another road system enters the East Rice Field area and provides good vehicle access to those pastures located along the levee. The east tract is served by two road systems running through the middle of the cropland tracts and providing access to the River Pasture and the Pin Oak Point Pasture. This road also connects with the two levee pump outs. The road continues across Big Creek running through the southeast tract to connect with FM 2915. Another good road enters the South Wolf Den pasture and serves the northern portion of the east tract. The northeast tract and the east-southeast tract have fairly adequate public road frontage and consequently there has been no interior ranch road construction on these tracts.

FLOOD PROTECTION SYSTEM

A large percentage of the Seven J Stock Farm bottomland is protected by an earthen levee which connects to the high ground on the nearby Rattlesnake Ranch on the north, runs along and adjacent to the Trinity River on the west, and then loops back around to the high ground of the east tract. This levee is approximately 10.2 miles in length and averages approximately 10' to 15' in height. The levee was reportedly constructed in the 1920's. It is wholly owned by and its maintenance is the responsibility of Seven J Stock Farm, Inc. The levee has generally been well maintained. A ranch road system runs along the top of the levee. Drainage ditches are installed to collect rainfall within the protected area of the levee and transfer it to two collection points on the upstream side of the levee. Located at these two low points in the farm are two floodwater pump outs. These pump out points are a combination of gravity flow gates to discharge runoff when the river is below the floodgate elevation. When the river is high, the gates can be closed to prevent flood waters flowing into the Seven J protected area and the water is pumped out of the protected area via two large turbine pumps powered by diesel engines. The pump-out floodgates and pump systems are quite elaborate and reportedly have functioned adequately in the past. The exception to this was the 1990 flood during which time the water flowing into the Seven J property was greater than the capacity of the pump outs. Although the levee generally protects the property from Trinity overflow, the flood of 1990 was of such magnitude that properties upstream from Seven J overflowed and those waters came around the upper end of the Seven J levee and inundated the entire property to depths of several feet. In order to prevent a breach, the levee was broken to allow the accumulated floodwaters to flow out of the property into the Trinity streambed. Subsequently, the levee was repaired and is now functioning. The 1990 flood has been variously estimated as being equivalent to a 500-year to 1000-year flood. The levee was not designed to protect against floods of this magnitude. The levee system would cost several million dollars to replace and its contributory value is included in the estimated value of the land it was designed to protect.

                                   [PICTURE]

                             River Pasture Pump Out





                                   [PICTURE]

                                Pin Oak Pump Out

                                     [MAP]

BUILDING IMPROVEMENTS

The Seven J Stock Farm property is improved with buildings designed for housing for labor, storage for ranch equipment, supplies, and feed, and for sheltering livestock. An inventory of these improvements was made and a description of the most significant of these improvements follows. Following the narrative description is a building improvement tabulation summary.

HOUSING AND OFFICE

Residence #1 - The 2734 square foot manager's dwelling is of average quality frame construction consisting of a pier and beam foundation, wood siding, composition shingle roof, and an attached two-car carport. The floor plan contains a living room, dining room, den, kitchen, three bedrooms, two baths, and a large utility room. There is a detached two-car carport. This structure was given a major renovation 10 years ago to include new appliances, new heating and air conditioning, termite damage repairs, new floor covering, interior painting, and exterior painting. It has an effective age estimated at 45 years. The functional utility of the building is fair since it appears to have been added to at least twice.



                                   [PICTURE]


Residence #2 - The 1152 square foot residence is a fair quality wood frame structure with concrete slab foundation, asbestos shingle siding, composition shingle roof, and has a detached one-car carport. The floor plan contains a living room, kitchen, two bedrooms, and one bath. This structure appears to be in fair condition due to recent painting and installation of new carpeting. It has an effective age estimated at 40 years. The functional utility of the floor plan is good.

                                   [PICTURE]


Residence #3 - The 2632 square foot dwelling is of average quality wood frame construction with a concrete slab foundation, asbestos shingle siding, a lightweight composition shingle roof, aluminum sash windows and an attached two-car carport with storage shed. The floor plan features a living room, dining room, kitchen, den, four bedrooms, two baths, and a utility room. This structure appears to be in fair condition and has an effective age estimated at 45 years. The functional utility of the building is good.

                                   [PICTURE]


Residence #4 - The 1540 square foot dwelling is of fair quality wood frame construction with a concrete slab foundation, asbestos siding, lightweight composition shingle roof, aluminum sash windows, and an attached one-car carport with storage shed. The floor plan features a living room, dining room/kitchen, four bedrooms, and two baths. This structure appears to be in fair condition and has an effective age estimated at 50 years. The functional utility of the building is good.


                                   [PICTURE]

Residence #5 - The 1428 square foot residence is of low cost frame construction with concrete block foundation, asbestos siding, composition roof, wood sash windows, and a detached frame two-car garage with dirt floor. The floor plan consists of a living room, dining room, kitchen, three bedrooms, and one bath. The building is in poor condition and has an effective age estimated at 45 years. The functional utility of the building is fair.

                                   [PICTURE]

Office Building - The 3362 square foot office building is a combination wood frame and low cost masonry structure with concrete slab foundation, frame and concrete block walls, aluminum doors, aluminum sash windows, and composition shingle and flat built-up tar and gravel roof. The interior finish consists of commercial grade vinyl tile with interior painted walls. The floor plan consists of an entry and large reception area, ten offices, two restroom areas, and a storage room. The original 1656 square foot structure was built around 1977 while a 1716 square foot section was added at the front in 1998. The building is generally in good condition and has an effective age estimated at 15 years. The functional utility of the office building is fair inasmuch as it is probably oversized for a typical ranch office.



                                   [PICTURE]

Commissary - The 4664 square foot two-story storage/apartment building is of wood frame construction consisting of a pier and block foundation, asbestos siding and galvanized iron roof cover. The downstairs area consists of a 1364 square foot storage area previously used as a plantation store, and a 868 square foot office/apartment located at the rear of the building. The upstairs consists of two 1116 square foot two-bedroom, one-bath apartments. This structure is in fair condition and has an effective age estimated at 35 years. The functional utility of this building is fair since the store portion has not been functional for a number of years. However there has been a history of utilizing one or two of the apartments to house ranch labor at various times in the past.

                                   [PICTURE]

STORAGE BUILDINGS

Shop Building - The 6000 square foot ranch shop building is a rigid frame steel structure with a concrete slab foundation, 12' eave height, galvanized sandwich panel siding and roof. There is an enclosed 4800 square foot shop area with a 1200 square foot open shed on one end. The building is in fair condition with an effective age of 30 years. Its utility is fair.

                                   [PICTURE]

Shop and Equipment Shed - The 7840 square foot rigid steel frame shop/storage shed structure has an enclosed 960 square foot (20' x 48') shop building on one end. There are two overhead doors on either end of the shop. The building has a 16' eave height. The equipment shed which is attached measures 48' x 160' and has a dirt floor and open on three sides. The siding and roof on this structure are galvanized steel sandwich panels. The building has an effective age of 30 years and its functional utility is fair.



                                   [PICTURE]

Quonset/Shed - This structure is an 8496 square foot quonset type structure with an attached pipe and steel beam support lean-to shed. Construction features of the quonset include concrete slab foundation, steel frame supports, galvanized iron roof, and sliding doors on either end. The structure is in fair condition and has an effective age estimated at 45 years. The functional utility of this structure is poor due to its design.

                                   [PICTURE]

Quonset Warehouse - This structure is a 4100 square foot quonset type structure. Construction features include a concrete slab foundation, steel frame supports, galvanized iron roof, and sliding doors on either end. The structure is in fair condition and has an effective age estimated at 45 years. The functional utility of this structure is poor due to its design.


                                   [PICTURE]

Hay Warehouse - The 9200 square foot rigid steel frame structure has sandwich panel exterior siding and roof cover. This structure consists of a large warehouse area with a 16' eave height and a smaller area which has a 10' eave height. This building is in fair condition and has an effective age of 30 years. Its utility is poor.

                                   [PICTURE]


Hay Barn - (Horse Trap) The 5760 square foot wood frame hay storage structure has a concrete slab foundation and galvanized corrugated iron sides and roof. There is an attached 12' x 48' open shed on one end of the building to facilitate forklift stacking of round hay bales in the building. This structure was originally designed for square bale storage but by the addition of the shed has been converted to round bale storage. The building is in fair condition and has an effective age estimated at 25 years.

                                   [PICTURE]


Hay Barn - (Creek Pasture) The 5760 square foot wood frame hay storage structure has a concrete slab foundation and galvanized corrugated iron sides and roof. There is an attached 12' x 48' open shed on one end of the building to facilitate forklift stacking of round hay bales in the building. This structure was originally designed for square bale storage but by the addition of the shed has been converted to round bale storage. The building is in fair condition and has an effective age estimated at 25 years.

                                   [PICTURE]

Hay Barn - (Seed Field) The 8640 square foot structure has steel pipe columns, pipe roof trusses and R panel galvanized roofing. It has a graveled floor and partially enclosed sides. The building has an effective age of ten years and is in good condition.



                                   [PICTURE]


Hay Barn - (Mississippi Hill) The 8640 square foot structure has steel pipe columns, pipe roof trusses and R panel galvanized roofing. It has a graveled floor and partially enclosed sides. The building has an effective age of ten years and is in good condition.

                                   [PICTURE]

SHELTER

Stable - This is a 2304 square foot pole and wood frame structure with a dirt floor. It consists of 14 horse stalls and 2 concrete slab feed storage areas on either side of a center alley. This structure is in fair condition and it has an effective age of 35 years. Its functional utility is fair.

Tack Room - The 280 square foot tack room is a wood frame structure with a concrete slab foundation, galvanized iron sides and roof. It is located adjacent to the stable. The structure is in fair condition and has an effective age estimated at 35 years. Its functional utility is fair.

                                   [PICTURE]

OTHER BUILDINGS

There are several other farm buildings located on the property considered to have little or no contributory value due to their age, condition, or functional obsolescence. These include a building formerly used for auction sales, several livestock sheds and a small hay barn in the Northeast tract. Another building once known as the Bag Warehouse was leased to Trinity Valley Pecan Company and remodeled into part of a pecan shelling plant built by the tenant. The lease term is for fifty years beginning September 1, 1998 and no residual value is attributable to these buildings in this valuation. Another residence is located in the Creek Pasture on 5.966 acres leased for fifty years beginning September 1, 1997 to John R. Parten and Nancy K. Parten. This building was a leasehold improvement by the tenant and the present worth of any reversionary interest at the end of the lease would be minimal.

                                   [PICTURE]


                                Auction Building




                                   [PICTURE]

                              Pecan Shelling Plant

                                   [PICTURE]

                                Parten Residence


ENVIRONMENTAL HAZARDS

The presence of environmental hazardous materials may affect the value of a property either as a diminution and/or as a cost to cure. Examples of these potential hazards include, but are not limited to the following: underground storage tanks, evidence of waste disposal such as sludge, paints, chemicals, oil spillage or asbestos content in the improvement's construction materials. Based on my inspection of the subject property there is evidence of potential environmental hazards in the form of burnt lubricating oil from farm equipment in the headquarters area. There is also considerable oil production activity on the ranch and there may be additional hazards from such operations. However I am not qualified to perform environmental assessments. The client is urged to obtain an assessment from a qualified expert before making an economic decision regarding this property.

PROPERTY TAXES

The Houston County appraisal District has assessed the "Market" value and "Ag Use" value of the subject property as shown in the following table. Section
23.41 of the Texas Property Tax Code provides that land designated for agricultural use is to be appraised for tax purposes at it's value based on the land's capacity to produce agricultural products. The subject land except for the farmstead acreage qualifies for AG Use assessment. This results in a substantial reduction in assessed value and tax levy.


MARKET AND AG USE LAND ASSESSED VALUES FOR 2002
-----------------------------------------------------------------------------------------------------
                   Market Value                               Ag Use Value
-----------------------------------------------------------------------------------------------------
No. Acres            $/Unit                $ Total               $/Unit                $ Total
-----------------------------------------------------------------------------------------------------
       696.87      $  732.89          $    510,730.00           $   93.85           $    65,400.00
-----------------------------------------------------------------------------------------------------
      8703.89      $  729.16          $  6,346,540.00           $   97.91           $   852,230.00
-----------------------------------------------------------------------------------------------------
       334.00      $  730.00          $    243,820.00           $   83.95           $    28,040.00
-----------------------------------------------------------------------------------------------------
      1125.94      $  729.67          $    821,570.00           $   91.11           $   102,580.00
-----------------------------------------------------------------------------------------------------
       216.00      $  730.00          $    157,680.00           $   90.00           $    20,280.00
-----------------------------------------------------------------------------------------------------
        43.90      $  730.00          $     32,050.00           $  143.74           $     6,310.00
-----------------------------------------------------------------------------------------------------
        21.33      $  729.95          $     15,570.00           $   80.17           $     1,710.00
-----------------------------------------------------------------------------------------------------
    11,141.93      $ 743.78           $  8,127,960.00           $   93.12           $ 1,017,690.00
-----------------------------------------------------------------------------------------------------


REAL PROPERTY  ASSESSMENT, TAX RATE AND TOTAL TAX-2001
--------------------------------------------------------------------------------------------------------------------------------
Agency                     Land                   Improvements           Total                 Tax Rate per $100    2001 Tax
--------------------------------------------------------------------------------------------------------------------------------
Houston County             $1,084,190.00          $ 763,270.00           $1,847,460.00          $  .3409            $  6,297.99
--------------------------------------------------------------------------------------------------------------------------------
Houston Co. Hospital       $1,084,190.00          $ 763,270.00           $1,847,460.00          $  .0396            $    731.59
--------------------------------------------------------------------------------------------------------------------------------
Lovelady ISD               $1,084,190.00          $ 763,270.00           $1,847,460.00          $ 1.3300            $ 24,571.22
--------------------------------------------------------------------------------------------------------------------------------
Total                      $1,084,190.00          $ 763,270.00           $1,847,460.00          $ 1.7105            $ 31,600.80
--------------------------------------------------------------------------------------------------------------------------------



As shown in the preceding tables, the assessed market value for the land in 2002 was $744 per acre. This appears to be the general level of assessment for pastureland/cropland in Houston County. The Ag Use assessed value for the land was $93.12 per acre. The total tax burden for land and improvements equates with $2.84 per acre for 2001.

PROPERTY HISTORY

Acquisition Data: The following table provides a history of the acquisition of the various tracts making up the Seven J Stock Farm Inc. property. It was assembled over a period of years until a total of 10,927.856 acres had been acquired. The most recent acquisition on August 13, 1991 was Tract 4 known as the Keel Tract containing 21.16 acres purchased for $1000 per acre.

---------------------------------------------------------------------------------------------------------------
Date            Recording       Grantor         Grantee         Tract #            # Acres          % Interest
---------------------------------------------------------------------------------------------------------------
09/08/48        261/331         Murray          Seven J             1                10,249.00           100
---------------------------------------------------------------------------------------------------------------
07/06/54        307/459         Petty           Seven J             3                    65.00           100
---------------------------------------------------------------------------------------------------------------
07/14/80        464/83          McDougal        Seven J             5                   259.19           100
---------------------------------------------------------------------------------------------------------------
11/08/88                        Parten          Seven J             6                   333.50           100
---------------------------------------------------------------------------------------------------------------
08/13/91        963/180         Cox             Seven J             4                    21.16           100
---------------------------------------------------------------------------------------------------------------

Operation: Since 1998 the Seven J Stock Farm, Inc. property has been under lease to four tenants for crop production and livestock grazing use. Approximately 2612 acres are leased for cotton and grain crops to Wayne Dyches (713 acres) and Roy Dyches (1691 acres). The terms of the farming leases call for the owner to receive 1/4th of the cotton and 1/4th of all government subsidies in connection with the cotton crop. The owner is required to pay 1/4th the cost of fertilizer, insect control chemicals and hauling and ginning. The owner is to receive 30% of the grain crop and 30% of any government subsidy associated with the grain crop. The owner's expenses in connection with the grain crop are 30% of the cost of fertilizer, insect control chemicals and hauling and drying, but not any harvesting costs. The tenants are responsible for general maintenance and upkeep and a proportionate share of the drainage ditch, levee and the two pumping stations. The owners have installed three center pivot irrigation systems covering approximately xxx acres. The agreed total annual rental for this system is $5,960 per year for each pivot allocated 25%-30% to the owner and 70%-75% to the tenant (depending on crop grown). The current lease covers the 2000-2002 crop years but can be renewed at the option of both parties for an additional two years under the same terms. In actuality, the same tenants have been farming the Seven J cropland since 1980.

The bulk of the non-cropland Seven J Stock Farm property consisting of approximately 8,500 acres was leased to J. R. Parten Ranch Trust for livestock grazing. The lease was for a period of five years beginning November 1, 1999 through October 31, 2004. The ranch lease gave the tenant the use of most of the farm buildings with the exception of those reserved for the use of the owner. Likewise excepted from this lease was all of the land used by the farming tenants. The lease provision calls for the payment of $16 per acre per year with an adjustment based on increases in the consumer price index. The tenant is required to mow or spray every acre of pastureland each year. He is also required to spread one ton of lime over all of the pastureland one time during the five-year lease term. Failure to accomplish weed spraying or liming would require the additional payment of $6.50 per acre for non mowed or sprayed acreage and $21 per acre for un limed acreage. The owner pays all ad valorem taxes and maintenance expense on water well bores and downhole equipment. The lessee is responsible for all other maintenance of land improvements and building improvements. The owner is responsible for maintenance of the levee pump out pumps, engines, and equipment. The lessee agrees to pay a pro rata portion of the levee maintenance based on the number of acres protected by the levee system.

There is an additional grazing lease covering 1183.71acres of pastureland to Risinger Ranches. The lease extends from August 1, 1998 through July 31, 2003. The terms and conditions of the Risinger lease are identical to the Parten lease.

On an overall basis, the ranch would be considered a good cattle operation due to the extensive pasture cross fencing and livestock water distribution system, and its convenient access. The division of the property into the six tracts detracts somewhat from efficient operation. The large amount of river bottom pasture is a positive in regard to natural fertility and forage production; however, the wetness and risk of flooding detracts from its appeal.

                         AREA AND NEIGHBORHOOD ANALYSIS

LOCATION

The subject property is located in central Houston County in east central Texas. It is located about mid-way between Dallas on the north and Houston on the south. Interstate Highway 45 runs through the west of the area and connects these two metropolitan centers. The entire county and the surrounding counties comprise an area wherein are located properties of comparable physical characteristics influenced by the same general locational and economic factors. Consequently, the competitive market area is considered to comprise Houston County and the surrounding counties.

TOPOGRAPHY AND SOILS

The subject area and neighborhood is comprised of rolling uplands to level riverbottom ranging in elevation from 200' to 600' above sea level. The upland areas slope generally toward the bottomlands of the Trinity River on the west and the Neches River on the east. The surrounding area is in the western coastal plain, Texas claypan area, Texas blackland prairie, and the east Texas timberland major land resource areas. The soils formed under timber, post oak savannah, and prairie vegetation. The soils of the post oak savannah are light colored, fine sandy loam to fine sand and the soils formed under grasslands are dark colored, fine sandy loam to clay.

CLIMATE

The climate is predominantly maritime with long summers and mild winters. The average temperature for July is 95 degrees while the temperature during January is approximately 35 degrees. The average rainfall is approximately 42 inches with an annual growing season that averages 265 days. Typically, the first freeze of fall occurs in mid-November and the last freeze of spring in mid-March. This growing season is favorable for the development of improved pasture for livestock and hay and crop production of cotton, milo, corn, peanuts, and watermelon.




MINERALS AND NATURAL RESOURCES

Soil is the most important natural resource in these counties. Livestock, hay, and forage crops are the main agricultural sources of income in the county. Lignite coal mining for energy production has become increasingly important in the area and is actively being conducted in Leon, Freestone, and Robertson Counties. The main oil and gas fields are located in various sections in Brazos, Robertson, Madison, Leon, and Houston Counties. Water is an important natural resource. The Trinity River, Neches River, and numerous small streams, creeks, and lakes provide abundant water supplies for the county. The agricultural land is improved with farm ponds, many of which are spring fed and are stocked with fish for individual recreation. Most of the county has ample supplies of good quality underground water for industrial, agricultural, and domestic uses. Fish and wildlife are another important natural resource in the area. Most areas are leased for deer hunting which provides additional income to land owners. Timber production is substantial in the eastern half of the county. Most of the soils in the area have a potential for growing pine or hardwood.

POPULATION

Major cities in this region include Crockett, the county seat of Houston County, (2000 population, 7141), Madisonville, the county seat of Madison County (2000 population, 4159), Franklin, the county seat of Robertson County (2000 population, 1470), Centerville, the county seat of Leon County (2000 population,
903), Huntsville, the county seat of Walker County, (2000 population, 35079), Anderson, the county seat of Grimes County, (2000 population, 257), and Bryan-College Station, the county seat of Brazos County, (2000 population, 133,550). Other small cities in Houston County include Grapeland (1451), Kennard
(317), Latexo (272) and Lovelady (608).

LAND USAGE AND TRENDS

Land usage in the area and in the vicinity of the subject property range from agricultural production on the larger tracts to rural residential and recreational uses on the smaller heavily wooded properties. With the strong growth in population during the past 25 years in this region and in the nearby Houston and Dallas metropolitan areas, a number of unimproved wooded properties were subdivided for rural recreational and residential purposes beginning in the early 1980's. Demand for rural subdivision and recreational tracts declined in the late 1980's-early 1990's but has regained momentum in recent years. This strong demand has caused land values in general to increase with the highest prices being paid for tracts near the 1-45 corridor because of the easy access for urban residents to travel to their weekend ranches. These small tracts were utilized for very limited agricultural production, if any, and are mostly used for rural recreation such as hunting, fishing, and relaxing. The larger, more open upland tracts are generally utilized for livestock pasturing. Row cropping is generally confined to the rich alluvial lands along the Trinity River and on the Blackland prairie areas of the region.

The use of land in the area as part of open pit lignite/coal mines has become an important land use in the region. At the present time there are open pit mines in Grimes, Freestone, Leon, and Limestone Counties with other mines located in counties to the northeast and southwest. A band of lignite coal known as the Wilcox formation runs through this section of the state in a northeast/southwest band. This lignite, which is of good quality, typically has a BTU content of 5,500 to 7,000 BTU's per ton and is found at depths from 30' to 125'. With these depths, it is proven to be economically feasible to strip mine to extract the lignite/coal. The coal in all cases is utilized as a fuel for mine mouth located electric generating plants. As the lands are included in the strip mine, they are taken out of agricultural and other uses and utilized in the mine during the mining period and in the following reclamation. Income from lignite leases and royalty payments is an important factor in the local land market for those areas containing these valuable lignite deposits.

MANAGEMENT PRACTICES

The major ranching enterprises in the area consist of cow/calf or stocker feeder type operations. A description of these cattle operations follows.

Beef Cattle Operation: The typical livestock ranching enterprise in this neighborhood is a cow-calf operation. Practically all breeds are represented in local herds with the English and Brahman types being predominant. Many operators prefer British-Brahman cross breeds due to the good milk producing characteristics of the mother cows. Herd cows typically weight 900 pounds and bulls average 1200 pounds. Calves are normally born in the winter months so that they are old enough to graze the lush spring pasture growth. The typical calf crop is 85 to 95%. Calves are sold when they are six to seven months old with the typical selling weight being between 400 and 550 pounds. Calves are normally sold at the local livestock auction with steers usually purchased as feeders for eventual placement in feed lots and heifers for replacement breeding stock. Approximately 3 to 4 acres of common Bermuda grass pasture is necessary to maintain a cow during an average season. They can graze this pasture growth for 8 to 9 months out of the year with supplemental feeding during the winter months. Feeding programs usually include salt and minerals free choice at all times and protein cubes and hay during the winter. The typical supplemental feeding costs for a cow in this area ranges from $25 to $35 per year. Other costs incurred in cattle production include vaccination for contagious diseases and control of internal and external parasites.

Stocker Operation: The typical stocker operation found in the area consists of purchasing stocker animals in October and November and grazing them on small grain winter pasture through May at which time they are sold as feeders. These animals are purchased at an average weight of approximately 450 pounds and they are held for approximately six months. They will have gained an average of approximately 250-300 pounds when sold in May. Typical pasturage for these stocker operations consist of oats, wheat, and rye grasses. Oats are generally planted in early September in order that good growth is available to be grazed in November. The stocking rate on this type of pasture will run approximately
1.5 head per acre. The animals typically do not require supplemental feeding on winter pastures except for salt and minerals. Other expenses involved with operation include veterinarian expenses as well as labor and equipment charges. In this area, a death loss of approximately 2% is considered typical.

DETRIMENTS AND HAZARDS

The major detriment or hazard involved with the livestock operations are summer droughts which retard pasture growth. Generally, these droughts are not of such duration or intensity as to cause pasture failure. Some portions of the land along the creeks flowing into the Trinity and Navasota Rivers are subject to overflow during periods of heavy rainfall. These floods are a hazard to livestock which sometimes must be moved to higher ground. Much of the soil along the creek bottoms and drainage areas is subject to gully erosion. The natural fertility of many of the soils in this area make the area subject to severe overgrowth of weeds which must be controlled through mowing or spraying. There are no poisonous plants which cause death losses to livestock in the area.

RENTAL PRACTICES

The pastureland in this neighborhood is typically leased on a cash rent basis. The term will vary from one year to ten years with the typical being for five years. Rents usually reflect the carrying capacity of the individual pasture and often times the maximum number of cows which the tenant may graze is stated in the lease. The tenant is responsible for maintenance of fences and watering facilities. Fertilizer expense, if any, is borne by the tenant and often he is required to mow the pastures for weed control at least once a year. Grazing leases in the neighborhood range from $2.00 per acre for wooded unimproved pastureland up to $20 per acre for highly improved pastureland. The typical ranch lease runs about $10 per acre per year. In relationship to the carrying capacity, most operators will pay from $80 to $120 for the grazing rights for one cow for one year. This upper range is generally only paid for improved pastureland providing grazing for nine months out of a year. A set of livestock working pens is almost always included in the lease arrangement. Farming leases are usually negotiated on a cash rent and/or a crop share arrangement. Cash rents on typical farmland range from $25 to $50 per acre. Crop share leases usually pay 1/3 of the grain and 1/4 of the cotton to the landlord for use of the land. The landlord typically contributes his pro rata share of the fertilizer, insecticide, and harvest costs.

MARKET ACTIVITY

The demand for land in the area generally was strengthened during the 1990's and was strong in 2000-2002. The general low level of commodity prices and profitability from farming enterprises has caused decline of farmland trading in the bottomland sections of the area with only the most efficient operators purchasing to expand operations. Large ranch properties have stabilized in recent years but continue to find buyers when offered on the market. The major influence in the land market is the strong demand for recreational hunting land and tracts suitable for subdivision. In spite of the slowdown of the economy there has been no slackening of market demand and activity to date. The present outlook is for continued appreciation in prices for rural land in the area.

SUMMARY

The neighborhood consists of a ten county region. All community services and markets are adequate to serve this area. The typical geographic and economic influences, land usage, management practices, detriments and hazards, rental practices and market activity were discussed. In analyzing all of these factors, it appears that an investment in rural land in this area would be a relatively sound one at this time with appreciation in value expected in the future. The appreciation potential of ranch properties appears to be moderately good due to their wide ownership appeal.

HIGHEST AND BEST USE

HIGHEST AND BEST USE is defined as:

  1. THE REASONABLE AND PROBABLE USE THAT SUPPORTS THE HIGHEST PRESENT VALUE OF VACANT LAND OR IMPROVED PROPERTY, AS DEFINED, AS OF THE DATE OF THE APPRAISAL.

  2. THE REASONABLY AND LEGAL USE OF LAND OR SITES AS THOUGH VACANT, FOUND TO BE PHYSICALLY POSSIBLE, APPROPRIATELY SUPPORTED, FINANCIALLY FRASIBLE, AND THAT RESULTS IN THE HIGHEST PRESENT LAND VALUE.

  3.  THE MOST PROFITABLE USE.2

CONCLUSION

Based on an analysis of features, factors and conditions creating, maintaining, or destroying market value in the immediate neighborhood, the highest and best use of the appraised property on the date of the appraisal is concluded to be:

        Agricultural Usage for Crop Production and Livestock Pasturing

The highest and best use of land as though vacant and property as improved must be determined utilizing four criteria - physically possible, legally permissible, financially feasible, and maximally productive. My analysis of the subject with respect to this criteria and the resulting Highest and Best Use conclusions are as follows:

LAND AS VACANT

1) Physically Possible: The primary constraint imposed upon the possible use of any property is dictated by the physical characteristics of that property. The physical characteristics of a site such as 1/4 size, shape, topography, improvements, and availability of utilities affect the uses to which it can be put.

The subject property is a 10,297.857 acre tract located on State Highway 21, nineteen miles southwest of Crockett in Houston County, Texas. The property consists of six tracts located close to each other but separated by state highways and county roads. This property has adequate size, access, topography, soils, and vegetation to support the existing and concluded highest and best uses.

Surrounding land uses in the immediate neighborhood include agricultural livestock pasturing, hay production, cotton and grain production, recreation, and rural homesite uses. The larger tracts in this area are typically utilized for agricultural purposes with some recreational use for deer hunting and fishing. Therefore, the surrounding land uses as well as the physical characteristics of the subject property support the existing and concluded current and future highest and best uses. The physical qualities influencing utility or appeal of this property are listed below:

     a) Adequate frontage on State Highway 21, FM 2498, FM 3275, and county roads

     b) 75% level bottomland topography protected by an extensive levee system and 25% rolling upland topography cut by small creeks

     c) Land classification consisting of 2929.913 acres (26.81%) cropland/orchard, 3810.247 acres (34.87%) improved pasture, 3519.708 acres (32.21 %) native pasture, and 667.990 acres (6.11%) wooded pasture/wildlife land

     d) The soils located on this property are fertile bottomland and moderately fertile upland sandy soils adaptable to cropland and improved pasture use

     (e) The property is cross-fenced for efficient grazing management with a good livestock water system

     (f) The property is improved with adequate building improvements to house necessary ranch labor and store necessary equipment, supplies, and feed

2) Legally Permissible: The second consideration given to a property when determining a highest and best use is its legally permissible uses. Legal limitations of use, such as private restrictions, zoning, building codes, historic district controls, and environmental regulations may preclude many highest and best uses. The legal restrictions which apply to the subject property include utility service easements. These site restrictions do not preclude the aforementioned physically possible uses for the subject property.

3) Financially Feasible: The third step in analyzing a property's highest and best use is to analyze the financial feasibility of the development. Those uses meeting the first two criteria and are capable of generating a net revenue high enough to satisfy the required rate of return on investment and provide a return on the land would be considered financially feasible uses. To determine such uses, surrounding property uses and development trends in the area as well as supply and demand relationships for similar developments must be analyzed.

The subject tract has a long history of crop and livestock production. It's high quality cropland and it's improved pastures and extensive cross fencing make it efficient for these uses. However, it lacks the wooded vegetation to give it additional use for recreation in the form of hunting. Typically, similar properties in the neighborhood show a low return on their current land value based on net to land from cash rent or from direct operations. Obviously, buyers of these properties are motivated by potential land appreciation and other speculative benefits that accrue through the ownership. Typically, the income received from the rental of agricultural land rarely provides sufficient return above operating and management expenses in comparison with other alternative investments. However, based on the historic acceptance of these low rates of return on land, coupled with future speculative benefits, the highest and best use conclusion is considered to be financially feasible.

4) Maximally Productive: For a site to be utilized to its highest and best use, that use must produce the highest value consistent with the rate of return warranted by the market for that use. As noted above, the concluded current and future possible highest and best use for the property is physically possible, legally permissible, financially feasible, and compatible with the surrounding land uses. The highest and best use for the subject property meets the above criteria and is considered to be maximally productive.

STANDARD APPRAISAL TECHNIQUES BRIEFLY EXPLAINED

There are three distinctly separate approaches in appraising real property which, when applied to market data, indicate a property's value in its own market. These approaches or techniques are commonly distinguished from each other by the nature of the data used--cost, sales, or income. A brief explanation of these techniques and their application to this appraisal follows.

COST APPROACH TO VALUE

In the cost approach, the value of the component parts, as they contribute to the whole of the property, are estimated and added to the depreciated cost of the improvements. The component parts on the subject include minerals, land, land improvements, and building improvements. The total represents the value indicated by the cost approach.

SALES COMPARISON APPROACH TO VALUE

In the sales comparison approach, the subject property is compared to similar properties that have sold recently or for which listing prices or offering figures are known. Data for generally comparable properties are used, and comparisons are made to demonstrate a probable price at which the subject property would sell if offered on the market.

INCOME APPROACH TO VALUE

In the income capitalization approach, the current rental income is shown with deductions for landlords operating expenses. A conclusion about the prospective net operating income of the property is developed. In support of this net operating income estimate, operating statements for previous years may be reviewed together with available operating/cost estimates. An applicable capitalization method and appropriate rates are developed for use in computations that lead to an indication of value by the income capitalization approach.

APPLICABLE APPROACHES TO THIS APPRAISAL

The cost approach was applicable because the land is comprised of three components having different value and there are depreciable improvements on the property. The sales comparison approach to value was applicable because sales of land considered reasonably comparable to the subject have occurred and information regarding these properties was available for analysis. The income approach to value was not utilized even though the subject property has income potential in the form of grazing leases, hunting leases, pecan production and building rents. The typical capitalization rates for agricultural properties are substantially below alternate investment properties. This indicates that the net income is not a significant factor in determining prices for ranches in this market. It was therefore concluded that the values developed from the cost and sales comparison approaches would be more reliable as indicators of the reactions of the market to this property and the income approach was omitted.

                                  COST APPROACH

Land and minerals are usually the major components of value in a rural property, and the value of buildings and other improvements is relatively minor in relation to the land value. The cost approach is applicable, however, in estimating the market value of rural properties in order to estimate the value contribution of the various property components including any improvements. The application of the cost approach calls for identifying the various resources or components which comprise a given ranch property and estimating the value of each separately. This approach is based on the assumption that the summation of the contributory value of the property's resources or components will approximate the value of the property as a whole. Specifically, this approach calls for inventorying the minerals, the various building and land improvements, as well as the different types of land comprising the subject and estimating the value of each. The cost approach consists of the following steps:

1.   Estimate the value of the mineral interest

2. Estimate the value of the various land types or capability classes of the subject.

3. Estimate the reproduction cost and depreciation for land and building improvements to derive a depreciated cost basis.

4. Add the depreciated cost of the buildings, land improvements, land components, and minerals to arrive at an indication of value from the cost approach.

In the following pages of this report, the process as outlined above is applied to the subject property.

MINERAL COMPONENT VALUATION

This valuation does not include an estimate of the contributory value of the mineral/royalty ownership in the subject property. Therefore, this valuation procedure is omitted.

LAND COMPONENT VALUATION

Valuation of the land consists of identifying the major types of land as distinguished by their soil characteristics, vegetative cover, topography, or other factors. Sales of tracts entirely or predominantly of each type of land are analyzed. From the overall price per acre is extracted the contributory value of minerals and land improvements to develop the surface value. Then the value of minor classes of land, if any, is subtracted and the remainder of the sales price is considered to be attributable to the principal land type. An analysis of several sales provides a value range for each, type of land. Based on the relative characteristics such as market conditions, location, access, and physical characteristics of the subject and the sales within each category, an indication of the value of each class of subject land is developed. A summary description of these sales is presented on the following tabular analysis.


SEVEN J STOCK FARM
LAND COMPONENT SALES
200204LCS-JCS-9/16/02
                                          1              2              3              4              5
========================================================================================================
Map Reference                      Austonio       Austonio      Grapeland     Sand Ridge         Chapel
Date                              23-Nov-99      14-Jun-99      05-Jan-00      10-Aug-00      22-Sep-00
Recording                          1139-238       1129-289        0000-57        00-2982        00-3580
Grantor                              Minter        Vasquez            Fox       Davidson       Richmond
Grantee                           3L Cattle         Parten          Klein       Hornbeck          Pipes
County                              Houston        Houston        Houston        Houston        Houston
Location                             4 mi W         4 mi S         2 mi W         4 mi W        2 mi NE
                                   Austonio       Austonio      Grapeland         Weldon       Austonio
Area (Acres)                        706.045        983.000        586.917        433.037        483.049
Primary Road                        CR 3200          SH 21         FM 227        CR 3495          SH 21
Secondary Road                         None        CR 3200           None           None           None
Minerals/Royalties                  33%/33%    12.5%/12.5%        25%/25%          0%/0%        25%/25%
Esmts/Encumbrances                 Electric       Electric       Electric       Electric       Pipeline
Bldg. Improvements                     None           None           None           None           None
Land Improvements                      Fair           Poor           Fair           Poor           Poor
Units of Comparsion:
  Overall Price/Acre                   $630           $677           $683           $543           $630
  CE Price/Acre                        $630           $677           $683           $543           $630
  Bldg.Impr.Price/Ac                     $0             $0             $0             $0             $0
  Land Price/Acre                      $630           $677           $683           $543           $630
  Land Impr.Price/Acre                   $0            $25            $25             $0             $0
  Timber Price/Acre                      $0             $0             $0             $0             $0
  Minerals Price/Acre                   $30            $25            $25             $0            $25
  Surface Price/Acre                   $600           $627           $633           $543           $605
Land Mix/Allocation ($/Ac):
  Class II (cropland)              622/$595       530/$642
  Class IV-VII (improved)                                        500/$706
  Class IV-VII (native)                           453/$642                       56/$657
  Class IV-VII (woods)              84/$475                       87/$550       377/$526       483/$605


(continued)


                                          6              7              8             9             10
=======================================================================================================

Map Reference                   Halls Bluff       Austonio       Austonio      Austonio       Crockett
Date                              30-Oct-00      05-Oct-00      05-Oct-00     22-Jun-01      28-Jan-02
Recording                           00-4046        00-3747        00-3744                      02-0606
Grantor                            Alicante   Maples-Rizzo  Luenick-Rizzo         Rizzo        Shartle
Grantee                            Crockett         Parten         Parten        Parten         Lowery
County                              Houston        Houston        Houston       Houston        Houston
Location                            11 mi W        6 mi SW        6 mi SW       6 mi SW           2 mi
                                   Crockett       Austonio       Austonio      Austonio       Crockett
Area (Acres)                       1628.892        474.549       1155.779       719.000       2121.698
Primary Road                           SH 7        FM 2498        FM 2498       CR 3200          SH 19
Secondary Road                         None        CR 3200        CR 3200          None          SH 21
Minerals/Royalties                    0%/0%        25%/25%          8%/8%       25%/25%    12.5%/12.5%
Esmts/Encumbrances                Powerline           None          Levee          None      Powerline
Bldg. Improvements                     None           None           None          None           None
Land Improvements                      Poor           Poor           Poor          Poor           Fair
Units of Comparsion:
  Overall Price/Acre                   $625           $750           $750          $731           $765
  CE Price/Acre                        $625           $750           $750          $731           $765
  Bldg.Impr.Price/Ac                     $7             $0             $0            $0            $10
  Land Price/Acre                      $618           $750           $750          $731           $755
  Land Impr.Price/Acre                  $10            $10            $10           $10            $25
  Timber Price/Acre                      $0             $0             $0            $0             $0
  Minerals Price/Acre                    $0            $50            $25           $50            $25
  Surface Price/Acre                   $608           $690           $715          $671           $705
Land Mix/Allocation ($/Ac):
  Class II (cropland)             1628/$608       256/$690      1035/$740      172/$791
  Class IV-VII (improved)
  Class IV-VII (native)                           219/$690                     547/$633      2019/$722
  Class IV-VII (woods)                                           121/$592                     103/$578


                                     [MAP]

CONCLUDED VALUE OF LAND COMPONENTS

An analysis of the land sales data shows the current contributory values of the typical surface estate classifications and the value ratios of these components to each other.

--------------------------------------------------------------------------------
LAND COMPONENT     LOW $/ACRE     HIGH $/ACRE     MEAN $/ACRE      RATIO
--------------------------------------------------------------------------------
Cropland             $595            $791            $678           100
--------------------------------------------------------------------------------
Improved Pasture     $706            $706            $706           100
--------------------------------------------------------------------------------
Native Pasture       $633            $722            $669            90
--------------------------------------------------------------------------------
Wooded Pasture       $475            $605            $554            80
--------------------------------------------------------------------------------

In consideration of all differences between the sale properties and the subject for factors such as date of sale, location, access, size and other physical characteristics, I have concluded that the subject land components would contribute the following values:

Cropland                     2929.913 acres @ $ 700   per Acre =  $ 2,043,939
Improved Pasture             3810.247 acres @ $ 700   per Acre =  $ 2,667,173
Native Pasture               3519.707 acres @ $ 650   per Acre =  $ 2,287,810
Wooded Pasture                667.990 acres @ $ 550   per Acre =  $   367,395
Total                       10927.857 acres @ $ 675   per Acre =  $ 7,366,317
Rounded                                                           $ 7,376,303

ESTIMATE OF IMPROVEMENT REPRODUCTION OR REPLACEMENT COST

The theoretical base for the cost approach is reproduction cost, but replacement cost may also be used in certain cases. There is an important distinction between these terms.

REPRODUCTION COST: "THE COST OF CONSTRUCTION AT CURRENT PRICES OF AN EXACT DUPLICATE OR REPLICA USING THE SAME MATERIALS, CONSTRUCTION STANDARDS, DESIGN, LAYOUT, AND QUALITY OF WORKMANSHIP, EMBODYING ALL THE DEFICIENCIES, SUPERADEQUACIES, AND OBSOLESCENCE."

REPLACEMENT COST: "THE COST OF CONSTRUCTION AT CURRENT PRICES OF AN IMPROVEMENT HAVING UTILITY EQUIVALENT TO THE IMPROVEMENT BEING APPRAISED BUT BUILT WITH MODERN MATERIALS AND ACCORDING TO CURRENT STANDARDS, DESIGN, AND LAYOUT."

The use of replacement cost eliminates the need to deduct some forms of functional obsolescence but does not affect the necessity to measure physical deterioration and external obsolescence.

TECHNIQUES FOR ESTIMATING COST

QUANTITY/SURVEY METHOD: This method involves calculation of all types of labor and materials, subcontractor fees, and equipment required for reproduction of a new improvement. Each item of cost is priced in terms of current local prices and wages and is usually calculated on a per hour, per pound, or other unit of measurement depending upon the materials being estimated. Overhead, profit, and other indirect costs are usually added in as a lump sum or as an appropriate percentage at the end. The quantity/survey method is the most accurate method of cost estimating because essentially it is a repetition of the contractors original process of developing a bid figure. It is the most detailed, complex, costly, and time consuming and requires expert analysis. It is rarely used in rural appraising because of the time and expense involved.

UNIT IN PLACE METHOD: This method involves estimating the unit cost of materials or component sections of the installed improvement. In this method, the structure is generally broken down into large units and to these large units are then applied a unit cost which involves either an amount per square foot or lineal foot as the unit would be installed in place. Other indirect costs and overhead are added at the end either as lump sums or percentages. Accurate measurement and description are essential for the successful use of this method.

COMPARATIVE UNIT METHOD: This method of cost estimating is generally utilized in estimating the cost of improvements found on rural properties. It consists of lumping together all components of the structure and then estimating cost based on a cost per square foot, cubic foot, or linear foot. The costs used are usually completed construction costs including all installation expenses and usually all builders overhead and profit as well. Commercial cost estimating services provide information on these unit costs. This method is the least accurate of the three methods; however, it is easiest to apply and least time consuming and costly.

SOURCE OF COST DATA

LOCAL BUILDERS: These are excellent sources of current costs of construction for various improvements located on rural properties. The builder's detailed cost estimate is the most reliable indicator of the cost new, but due to the time and cost involved, it is typically not feasible to employ a builder to estimate every building which is appraised.

MARKET ABSTRACTION: Sales can be found which include new improvements, and if sufficient land sales can be found, the cost new of improvements can be abstracted from the market. This method is generally not applicable to the appraisal of farm improvements because the data is seldom available.

COST SERVICES: There are three recognized cost reporting services which can be subscribed to by those persons or organizations requiring detail cost information. These include Dodge Building Cost Calculator, Beck's Building Valuation Manual, and Marshall and Swift Valuation Services. The purpose of each of these services is to reduce the construction cost of various types of improvements to average unit costs either on a square foot or cubic foot basis. In addition, these services usually supply cost indexes and local cost multipliers for various areas throughout the United States. These cost manuals are widely utilized by appraisers in developing cost estimates utilizing the unit in place and comparative unit methods.

In developing reproduction cost estimates for land and building improvements on the subject property as well as the analysis of similar improvements on the sales properties, the appraiser has utilized cost data from Marshall and Swift Valuation Services. The unit costs for residential improvements was taken from
Section 12 and the cost of farm buildings from Section 17 of the calculator section of the cost manual. Land improvement unit costs were taken from Sections 66 and 67 of the Supplemental Cost Section. All costs were modified with the current cost multipliers and the local multipliers to arrive at the final estimated unit cost.

ESTIMATE OF DEPRECIATION

Accrued depreciation is defined as "the difference between the cost new and the present contributory value of the improvements." The major types of depreciation are physical deterioration, functional obsolescence, or external obsolescence.

PHYSICAL DETERIORATION: This is the adverse effect on value caused by deterioration or impairment or condition as a result of wear and tear and disintegration and may be classified as curable and. incurable. Curable physical deterioration is applicable to items whose physical deterioration is economically feasible to cure and which are customarily repaired and replaced. Incurable physical deterioration is applicable to items whose physical deterioration either cannot be corrected or can be corrected only at a cost in excess of their contribution to the value of the property.

FUNCTIONAL OBSOLESCENCE: This is the adverse effect on value resulting from defects in design that impair utility or efficiency. It can also be caused by an overcapacity or changes over the years that have made some aspect of the structure, material, or design obsolete by current standards. The defect may be curable or incurable, and either classification may be caused by deficiency or excess.

Curable functional obsolescence relates to items which are economically feasible to alter or correct. Incurable functional obsolescence relates to items which cannot be cured without excessive costs.

EXTERNAL OBSOLESCENCE: External obsolescence is that loss due to influences outside the property. It results in some degree of market rejection in the extent of this item of depreciation is the extent of the loss in market value to the improvement. It is not considered to be curable because the source is not inherent in the property. A loss in value suffered by a ranch improvement due to changing land use patterns is an example of external obsolescence.

TECHNIQUES OF ESTIMATING ACCRUED DEPRECIATION

BREAKDOWN METHOD: This technique measures accrued depreciation by estimating loss in value from curable physical deterioration, incurable physical deterioration, curable functional obsolescence, incurable functional obsolescence, and external obsolescence. Each type of depreciation is dealt with and estimated separately and then totaled to arrive at the estimate of total depreciation.

ECONOMIC AGE/LIFE METHOD: This is a method of estimating accrued depreciation in which the ratio of effective age to total economic life is applied to the current cost of the improvements to obtain a lump sum deduction.

MODIFIED ECONOMIC AGE/LIFE METHOD: This method recognizes the effect of curable items of accrued depreciation. Curable items of physical deterioration and functional obsolescence are first estimated and deducted from reproduction cost and then the age/life method is applied to the balance.

MARKET ABSTRACTION METHOD: This method develops the overall rates of depreciation for the subject improvements from an analysis of sales of similarly improved properties. The underlying mineral and land value is estimated and abstracted from the sales in order to abstract the depreciated value of the improvements. Total depreciation can be estimated by subtracting the contributory value or depreciated value of the improvements from their estimated reproduction cost new on the date of the sale. By estimating the effective age/economic life of the improvements, an annual rate of depreciation can be arrived at. These rates can then be applied to the subject improvements to estimate their accrued depreciation.

DEFINITIONS

ACTUAL AGE: The number of years which have elapsed since construction was completed (also called chronological age).

EFFECTIVE AGE: The age indicated by the condition and utility of an improvement.

ECONOMIC LIFE: The period over which improvements to real property contribute to property value.

REMAINING ECONOMIC LIFE: The estimated period during which improvements will continue to contribute to property value.

DEPRECIATION RATE ESTIMATES FOR SUBJECT BUILDINGS

The rates of depreciation for the subject buildings were developed by use of the market abstraction method. Typical building improvements found on Central Texas ranches are housing for man, storage for equipment, supplies, supplemental feed and hay. Shelter for livestock is sometimes found but generally is not required due to the mild winters. Based on analyses of many sales, I have arrived at the following estimates of typical economic life and rates of depreciation for these types of building improvements.

--------------------------------------------------------------------------------
ITEM                              TYPICAL ECONOMIC LIFE     ANNUAL DEPRECIATION
--------------------------------------------------------------------------------
Residences-Good Quality                  65 years                    1.5%
--------------------------------------------------------------------------------
Residences-Fair Quality                  50 years                    2.0%
--------------------------------------------------------------------------------
Storage Buildings-Good Quality           50 years                    2.0%
--------------------------------------------------------------------------------
Storage Buildings-Fair Quality           40 years                    2.5%
--------------------------------------------------------------------------------
Hay Barn-Good Quality                    40 years                    2.5%
--------------------------------------------------------------------------------
Hay Barn-Fair Quality                    33 years                    3.0%
--------------------------------------------------------------------------------
Stables-Good Quality                     33 years                    3.0%
--------------------------------------------------------------------------------
Livestock Shed-Good Quality              33 years                    3.0%
--------------------------------------------------------------------------------
Livestock Shed-Fair Quality              25 years                    4.0%
--------------------------------------------------------------------------------


DEPRECIATION RATE ESTIMATES FOR LAND IMPROVEMENTS

The rates of depreciation for the subject land improvements were arrived at by use of the economic age/ life method. Typical land improvements found on central Texas ranches include exterior fencing, cross fencing, livestock pens, earthen stock tanks, stock water wells and distribution systems and irrigation wells and distribution systems. Based on analysis of many sales, consultations with land owners, fencing contractors, water well drilling companies and dirt moving contractors I have arrived at the following estimates of the economic life and rates of depreciation for these type improvements:

--------------------------------------------------------------------------------
ITEM                               TYPICAL ECONOMIC LIFE     ANNUAL DEPRECIATION
--------------------------------------------------------------------------------
Livestock Fencing-Good Quality           40 years                   2.5%
--------------------------------------------------------------------------------
Livestock Fencing-Fair Quality           33 years                   3.0%
--------------------------------------------------------------------------------
Stock Pens-Good Quality                  40 years                   2.5%
--------------------------------------------------------------------------------
Stock Pens-Fair Quality                  33 years                   3.0%
--------------------------------------------------------------------------------
Water Wells/Distribution lines           25 years                   4.0%
--------------------------------------------------------------------------------
Pivot Irrigation Systems                 20 years                   5.0%
--------------------------------------------------------------------------------

EVEN-J STOCK FARM
DEPRECIATED VALUE BUILDING IMPROVEMENTS
200204DVB-JCS-8/30/02


                             QUANTITY          UNIT                        PHYSICAL DEPREC.
          ITEM                 (SF)            COST          COST NEW               % RCN        $
===========================================================================================================
Housing
  Residence #1                       2734          $65.00        $177,710          75.00%        $133,283
  Residence #2                       1152          $45.00         $51,840          75.00%         $38,880
  Residence #3                       2632          $61.00        $160,552          70.00%        $112,386
  Residence #4                       1540          $52.00         $80,080          75.00%         $60,060
  Residence #5                       1428          $41.00         $58,548          95.00%         $55,621
  Office Building                    3372          $55.00        $185,460          25.00%         $46,365
  Commissary                         4464          $35.00        $156,240          80.00%        $124,992
Total Housing                       17322          $50.25        $870,430                        $571,587
Storage Buildings
  Shop/Shed                          6000          $15.00         $90,000          70.00%         $63,000
  Shop/Shed                          7840          $10.00         $78,400          80.00%         $62,720
  Quonset/Shed                       8496           $9.00         $76,464          90.00%         $68,818
  Quonset/Grain                      4100           $9.00         $36,900          90.00%         $33,210
  Hay Warehouse                      9200          $15.00        $138,000          80.00%        $110,400
  Warehouse/Store                    3312          $15.00         $49,680          65.00%         $32,292
  Hay Barn (Horse)                   5760          $12.00         $69,120          65.00%         $44,928
  Hay Barn (Creek)                   5760          $12.00         $69,120          65.00%         $44,928
  Seed Field Hay Barn                8640           $8.00         $69,120          25.00%         $17,280
  Miss. Hill Hay Barn                8640           $8.00         $69,120          25.00%         $17,280
Total Storage                       50468          $12.04        $607,684                        $460,296
Livestock Shelter
  Stable                             2304          $13.00         $29,952          75.00%         $22,464
  Tack Room                           280          $10.00          $2,800          75.00%          $2,100
Total Shelter                        2584          $12.67         $32,752
Total Buildings                                                $1,510,866
Rounded


(continued)



                              PHYSICALLY                                            DEPRECIATED
                              DEPRECIATED              OBSOLESCENCE              VALUE        VALUE      VALUE
          ITEM                   VALUE           % PDV             $             TOTAL        PER SF     PER AC
====================================================================================================== ==========
Housing
  Residence #1                      $44,428          10.00%          $4,443         $39,985     $14.63         $4
  Residence #2                      $12,960                              $0         $12,960     $11.25         $1
  Residence #3                      $48,166                              $0         $48,166     $18.30         $4
  Residence #4                      $20,020                              $0         $20,020     $13.00         $2
  Residence #5                       $2,927                              $0          $2,927      $2.05         $0
  Office Building                  $139,095          10.00%         $13,910        $125,186     $37.13        $11
  Commissary                        $31,248          25.00%          $7,812         $23,436      $5.25         $2
Total Housing                      $298,844                                        $272,679     $15.74        $25
Storage Buildings
  Shop/Shed                         $27,000          10.00%          $2,700         $24,300      $4.05         $2
  Shop/Shed                         $15,680          10.00%          $1,568         $14,112      $1.80         $1
  Quonset/Shed                       $7,646          50.00%          $3,823          $3,823      $0.45         $0
  Quonset/Grain                      $3,690          50.00%          $1,845          $1,845      $0.45         $0
  Hay Warehouse                     $27,600          50.00%         $13,800         $13,800      $1.50         $1
  Warehouse/Store                   $17,388          25.00%          $4,347         $13,041      $3.94         $1
  Hay Barn (Horse)                  $24,192                              $0         $24,192      $4.20         $2
  Hay Barn (Creek)                  $24,192                              $0         $24,192      $4.20         $2
  Seed Field Hay Barn               $51,840                              $0         $51,840      $6.00         $5
  Miss. Hill Hay Barn               $51,840                              $0         $51,840      $6.00         $5
Total Storage                      $147,388                         $28,083        $119,305      $2.36        $11
Livestock Shelter
  Stable                             $7,488          25.00%          $1,872          $5,616      $2.44         $1
  Tack Room                            $700          25.00%            $175            $525      $1.88         $0
Total Shelter                                                                        $6,141      $2.38         $1
Total Buildings                                                                    $398,125                   $36
Rounded                                                                            $382,475                   $35



SEVEN-J STOCK FARM
DEPRECIATED VALUE LAND IMPROVEMENTS
200204DVLI -JCS-9/03/02


                                                        UNIT                            COST
            ITEM                    QUANTITY            COST        COST NEW        PER ACRE
=============================================================================================
Fencing
  Perimeter-Typical                   230000           $1.40        $322,000             $29
  Cross-Typical                       225000           $1.40        $315,000             $29
  Pipe Fencing                         15000           $3.00         $45,000              $4
Total Fencing                         455000           $1.50        $682,000             $62

Livestock Pens
  Headquarters/Auction                  3436          $22.00         $75,592              $7
  Patterson Lake                        1022          $15.00         $15,330              $1
  Petty Place                            982          $15.00         $14,730              $1
  Mississippi Hill                       900          $15.00         $13,500              $1
Total Pens                              6340          $18.79        $119,152             $11

Road System                           92,400           $2.00        $184,800             $17

Livestock Water System                     9      $30,000.00        $270,000              $0

Irrigation System
  Wells/Pumps/Motors                       6      $25,000.00        $150,000              $0
  Main Lines                           15000          $10.00        $150,000              $0
  Pivots                                   3      $50,000.00        $150,000              $0
Total Irrigation                                                    $450,000

Permanent Plantings                      138       $2,000.00        $276,000              $0
Total Land Improvements                                           $1,981,952             $90
Rounded


(continued)


                                        PHY DEPR                     PHYS             OBSOLES
                               ------------------------            DEPREC ------------------------         DEPREC        VALUE
            ITEM                    %/RCN         Total $           VALUE       % PDV      Total $          VALUE        /ACRE
================================================================================================================================
Fencing
  Perimeter-Typical                70.00%        $225,400         $96,600                       $0        $96,600           $9
  Cross-Typical                    70.00%        $220,500         $94,500                       $0        $94,500           $9
  Pipe Fencing                     40.00%         $18,000         $27,000                       $0        $27,000           $2
Total Fencing                                    $463,900        $218,100                                $218,100          $20

Livestock Pens
  Headquarters/Auction             60.00%         $45,355         $30,237      25.00%       $7,559        $22,678           $2
  Patterson Lake                   60.00%          $9,198          $6,132                       $0         $6,132           $1
  Petty Place                      60.00%          $8,838          $5,892                       $0         $5,892           $1
  Mississippi Hill                 35.00%          $4,725          $8,775                       $0         $8,775           $1
Total Pens                                        $68,116         $51,036                   $7,559        $43,477           $4

Road System                        75.00%        $138,600         $46,200                       $0        $46,200           $4

Livestock Water System             80.00%        $216,000         $54,000                       $0        $54,000           $5

Irrigation System                                                                               $0
  Wells/Pumps/Motors               50.00%         $75,000         $75,000                       $0        $75,000           $7
  Main Lines                       50.00%         $75,000         $75,000                       $0        $75,000           $7
  Pivots                           50.00%         $75,000         $75,000                       $0        $75,000           $7
Total Irrigation                                 $225,000        $225,000                                $225,000          $21

Permanent Plantings                50.00%        $138,000        $138,000                       $0       $138,000          $13
Total Land Improvements                        $1,249,616        $732,336                                $724,777          $66
Rounded                                                                                                  $710,311          $65


SUMMARY OF THE COST APPROACH
The resulting contributory value of the building and land improvements as described and analyzed in previous sections of this report are itemized in the Cost approach Summary. The value of the land components is added to provide a whole property value estimate.

---------------------------------------------------------------------------------------------
ITEM                                # Units           $/Acre             Contributory Value
                                                                         $/Acre
---------------------------------------------------------------------------------------------
Buildings Improvements
---------------------------------------------------------------------------------------------
  Housing                           17,322 sf           $25                $    272,679
---------------------------------------------------------------------------------------------
  Storage & Shelter                 50,468 sf           $10                $    119,305
---------------------------------------------------------------------------------------------
  Subtotal                          10,927 ac           $35                $    382,475
---------------------------------------------------------------------------------------------
Land Improvements
---------------------------------------------------------------------------------------------
  Fencing                          460,000 lf           $19                $    216,178
---------------------------------------------------------------------------------------------
  Pens                             4 ea                 $ 4                $     43,711
---------------------------------------------------------------------------------------------
  Roads                             92,400 lf           $ 4                $     43,711
---------------------------------------------------------------------------------------------
  Stock Water System                                    $ 4                $     43,711
---------------------------------------------------------------------------------------------
  Irrigation System                                     $21                $    225,000
---------------------------------------------------------------------------------------------
  Permanent Plantings                 138               $13                $    138,000
---------------------------------------------------------------------------------------------
  Subtotal                                              $65                $    710,311
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
Land
---------------------------------------------------------------------------------------------
  Cropland                         2929.913 ac          $700               $  2,043,939
---------------------------------------------------------------------------------------------
  Improved Pasture                 3810.247 ac          $700               $  2,667,173
---------------------------------------------------------------------------------------------
  Native Pasture                   3519.707 ac          $650               $  2,287,810
---------------------------------------------------------------------------------------------
  Wooded Pasture                    667.990 ac          $550               $    367,395
---------------------------------------------------------------------------------------------
  Subtotal                        10927.857 ac          $675               $  7,366,317
---------------------------------------------------------------------------------------------
Total                             10927.857 ac          $775               $  8,469,089
---------------------------------------------------------------------------------------------


SALES COMPARISON APPROACH

The sales comparison approach is a method of estimating market value whereby a subject property is compared with comparable properties that have sold recently. It has as it's premise that the market will determine a price for the property being appraised in the same manner that it determines the prices of comparable competifive properties. Further, it assumes that a buyer would pay no more for a property than the cost or value of acquiring another property with the same utility.

The application of the sales comparison approach generally follows this procedure:

1. Research the market to obtain information about transactions, listings, and other offering of properties similar to the subject property.

2. Verify property, income, and price data by consulting a knowledgeable source, usually one of the participants in the transaction.

3. Determine relevant units of comparison and develop a comparative analysis for each unit.

4. Compare the subject and comparable sales/offerings according to the elements of comparison.

5. Develop appropriate units of value for the subject property and value indications.

6. Reconcile the multiple value indications that result into a single value indication.

Units of comparison are components into which a property may be divided for comparison purposes. The primary function of a unit of comparison is to adjust for differences among properties. The units of comparison typically used for estimating the value of rural tracts are as follows:

1. OVERALL PRICE PER ACRE - This unit of comparison is derived by dividing the sales price by the total acres. This unit of comparison can often be used when properties are very similar and few adjustments are required for differences in land, minerals, and improvement contribution.

2. MINERAL PRICE PER ACRE - This unit of comparison is derived by dividing the value of the mineral and royalty rights conveyed in the transaction by the total number of surface acres. It normally involves "deep" or oil and gas minerals but in areas of lignite or other mineral deposits found near the surface, it involves "shallow" minerals also.

Prices paid for "deep" minerals vary depending upon the percentage of mineral and royalty rights conveyed. Typically, speculative deep mineral value is highly volatile and subject to change. Nominal values can be common in areas with no production or infrequent leasing. Speculative values of minerals are abstracted and estimated by discussion with knowledgeable oil and gas land men. Often times, it is estimated at a multiple of the current lease bonus being paid in the area. In areas where oil and gas production is fully developed, many land conveyances are of the surface only with the mineral rights totally severed and reserved. The value of producing oil and gas reserves is generally estimated by geologists utilizing a discounted cash flow analysis which takes into account the current and future product prices, the estimated quantity of the reserve, and the anticipated decline rate of the production.

Prices paid for speculative "surface" minerals such as lignite and coal not subject to a mineral lease add an increment of value. The speculative value of the lignite as a submarginal resource is estimated by the landman's "rule of thumb" method which applies a multiple to the current obtainable lease bonus. The value of surface minerals subject to a lignite or coal lease is dependent upon the anticipated royalty payments to be received in accordance with the provisions of the lease. If the property is located within the boundaries of a scheduled mining plan, the certainty of receiving the earned royalty from extraction of the mineral increases it's value contribution significantly.

3. LAND IMPROVEMENT PRICE PER ACRE - This unit of comparison is derived by dividing the contributory value of the land improvements such as fencing, working pens, drilled wells, and earthen stock tanks by the number of acres in the tract. In many real estate transactions, the actions of buyers and sellers indicate that a rounding or absorption process occurs with regard to the contributory value of land improvements. It has been observed that many times these improvements do not contribute their physically depreciated value in the sale.

4. BUILDING IMPROVEMENT PRICE PER ACRE - This unit of comparison is derived by dividing the contributory value of the building improvements such as homes, barns, and sheds by the number of acres. The contributory value of building improvements is estimated on a cost less physical/functional/external depreciation basis. Emphasis is given to the appropriateness of the improvement in relation to land use.

5. SURFACE PRICE PER ACRE - This unit of comparison is derived from the overall price per acre minus the price per acre for minerals, building improvements, and land improvements.

I researched the land market in this section of the state for recent sales of ranches having the same characteristics as the subject property. From the sales discovered, I have selected 15 sales as being useful for comparison purposes in estimating the value of the subject property. A detailed description of the first ten sales is found in the Cost Approach Section. A description of five improved sales are found in the Sales Adjustment Grid.

 ELEMENTS OF COMPARISON

Elements of comparison are the characteristics of properties and transactions that cause prices to vary. Certain elements should be considered and adjustments for them should be made to the price of each comparable property, if appropriate. The elements of comparison are:

1. FINANCING TERMS - The transaction price of one property may vary from that of an identical property because financing arrangements vary. Financing arrangements for each comparable property are considered and the necessary adjustments made to reflect the financing terms under which the subject property is expected to sell. Properties selling with liberal seller financing appear to bring a premium when compared to similar properties sold under conventional financing or all cash to the seller. All of the sales utilized in this analysis sold for cash or terms considered equivalent to cash and required no adjustments for financing.

2. CONDITIONS OF SALE - When the conditions under which a property sells are atypical, the result may be a price that is higher or lower than that of a normal market transaction. When non-market conditions of sale are detected in a transaction, it is typical to exclude it from the valuation comparison analysis. However, occasionally such a transaction may have to be used due to lack of other comparables, but an adjustment is made after a careful interview process and research into the non-market motivations involved. All sales utilized were arms length transactions and no adjustments for conditions of sale were appropriate.

3. MARKET CONDITIONS (TIME) - Market conditions may change between the time of sale of a comparable property and the date of the appraisal of the subject property. Under such circumstances, the price of the comparable property would be different at the later time and an adjustment would have to be made to the actual transaction price if the sale is used as a comparable. Changed market conditions result from various causes such as inflation, deflation, changing demand, and changing supply.

Trends in rural land prices in Texas by regional market areas are monitored by the Real Estate Research Center at Texas A&M University. Land Market Region 27 (Brazos, Burleson, Grimes, Leon, Madison, Robertson and Washington Counties) and Land Market Region 30 (Anderson, Cherokee, Gregg, Harrison, Houston, Nacogdoches, Panola, Shelby and Smith Counties) make up the 16 county area surrounding the subject property. The published data from the Center's research show that the median price of rural land in the Region 30 market reached $800 per acre in 1992 and has since increased to $1224 per acre in 2001, a 53% gain. Region 27 also experienced rapid increases in median price per acre from 1992 through 2001. The median price per acre has increased from the $1069 per acre to 1800 per acre, a 68.4% gain. In light of this data and other independent research on land sales activity I have concluded that the market in the Madison, Houston, and Leon County area has increased at a rate approximating 5% to 6% per year over the past 10 years. For these reasons, in comparing the subject property with the sales which took place since 1999, the sale prices were adjusted on the basis of 0.5% per month to reflect changes in market conditions.

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                                                                              72



4. LOCATION - An adjustment for location may be required if the locational characteristics of the comparable property are significantly different from those of the subject property. Proximity to urban areas and particularly the major employment towns of the area has an effect on the prices paid for rural land. The subject property is located approximately nineteen miles southwest of Crockett. The sales utilized vary in distance from the county seat or urban areas, but comparison analysis indicates no significant variations in price due to location of large livestock ranches in this section of the state. Therefore, no adjustments for location were made.

PHYSICAL CHARACTERISTICS - Characteristics may differ between a comparable property and a subject property, and the differences might require a number of comparisons and adjustments to the comparable.

1. ACCESS: Access often plays a major role in the price paid for small rural tracts. Historically, tracts with paved road frontage tend to sell for 10% more than tracts with graveled road frontage and 20% more than tracts with easement access. Those tracts having secondary access appear to sell for a premium when compared to those properties with primary road frontage only

2. SIZE: Adjustments are made in size if there is a large difference in size between the size of the subject property and the comparable sales. It is typically observed that smaller properties sell for higher unit prices than do otherwise comparable larger properties. Paired sales analysis demonstrates that the change in price per acre as size of tract increases varies from 0 to -8% for each 100% increase in size. From this analysis, I have concluded that the appropriate size adjustment is consistent with a positive or negative 2.5% adjustment to the sales price for each 100% increase or decrease in size up to a maximum adjustment of 40%.

OTHER PHYSICAL FACTORS: After analyzing the market transactions, there appears to be some correlation between prices paid and such features as shape of tract and topography. However, the sales properties in this report were sufficiently comparable in these features so that no quantitative adjustment for them was necessary.

ENCUMBRANCES: Adjustments for encumbrances may be necessary if a property has legal encumbrances that limit it's use such as pipelines, power lines and access easements. Pipelines, service lines, and low voltage transmission lines appear to have a very nominal affect on the overall property value. However, it has been noted in the market that large high voltage transmission lines do have negative impact on prices paid. One of the sales had encumbrances which would impact value and was adjusted accordingly.

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                                                                              73


BUILDING IMPROVEMENTS: Building improvements such as houses and barns tend to have contributory value provided they are appropriate farm and ranch improvements capable of utilization in the operation of the property. A head to head comparison of the subject improvements with those found on the sales properties develops the amount of adjustment for building contributions.


LAND IMPROVEMENTS: Land improvements such as fencing, working pens, drilled wells, and earthen livestock tanks are given consideration because they have a direct bearing on how the property can be utilized. Adjustments were made to each comparable based upon the allocated per acre land improvement contribution versus the subject's estimated land improvement contribution.

MINERALS: Adjustments are made to reflect the differences in the mineral/royalty contribution between the sale properties and the subject. Deep mineral leasing activity in the neighborhood was relatively slow until late 1989. Since that time, there has been leasing for oil and gas exploratory rights in the subject neighborhood. Historically, the rule of thumb for outright purchase of mineral interest has been to multiply the paid or obtainable bonus by two or three. I have investigated oil and gas lease bonuses paid throughout the area and have found that bonuses range from $50 to $100 per acre. The variation in the lease bonuses apparently depends on the location, the amount of acreage involved, and the prospects of production based on other exploration. Utilizing the land man's "rule of thumb" method, I have concluded that deep minerals are contributing approximately $50 to $150 per net mineral acre in land sales prices. This recognizes the mineral consciousness on the part of participants in the land market. As previously stated in the MINERAL INTEREST section of this report, the value of the subject's mineral interest, if any, is not included in the valuation of the surface estate only. Accordingly, I have adjusted the mineral contribution in the sale properties in comparison to the $0 per acre mineral value of the subject property.

A tabular analysis of the comparable sales is found on the following page with a following page map showing their locations. Adjustments were made to the comparable sales on a per acre basis for differences between the sales and the subject property to provide indications of value.


SEVEN J STOCK FARM
10,927.857 ACRES, HOUSTON CO.
Sales Adjustment Grid
2002043SAG-JCS-9/16/02                                   11               12               13               14               15
==============================             =====================================================================================
Map Reference                                        Weldon       Pearson Ch    Stanmire Lake         Percilla            Berea
Date                                              26-Feb-99        13-Jun-00        31-May-00        15-Aug-01        02-May-02
Volume/Page                                        1121-886          00-2230          00-1988            13175            22138
Grantor                                               LaRue         Bromberg           Torres           Lowery          Gilmore
Grantee                                            Hornbeck           Mosely         Chilcoat          Henicke            Shell
County                                              Houston          Houston          Houston          Houston          Houston
Location                                           11 mi SW          2 mi NE          11 mi W           2 mi E          5 mi NE
                                                   Lovelady         Austonio        Grapeland        Grapeland         Crockett
Area (Acres)                                       1038.598          972.413          772.363          609.256          734.561
Primary Road                                        FM 2915            SH 21           FM 227          CR 1880            SH 21
Secondary Road                                      CR 3455             None None                         None             None
Minerals/Royalties                                    0%/0%          33%/33%          25%/25%          50%/50%            0%/0%
Esmts/Encumbrances                                pipelines  pipe/powerlines         pipeline         pipeline       powerlines
Bldg. Improvements                                     good             good             good             good             good
Land Improvements                                      fair             fair             good             good             good
Units of Comparsion:
  Overall Price/Acre                                   $711             $668             $807           $1,165             $858
  CE Price/Acre                                        $711             $668             $807           $1,165             $858
  Bldg.Impr.Price/Ac                                    $86              $57              $97             $246              $82
  Land Price/Acre                                      $625             $611             $710             $919             $776
  Land Impr.Price/Acre                                  $50              $25              $50              $50              $75
  Timber Price/Acre                                      $0               $0               $0               $0               $0
  Minerals Price/Acre                                    $0              $35              $25              $50               $0
  Surface Price/Acre                                   $575             $551             $635             $819             $701
Land Mix/Allocation($/AC):
  Class II-III (cropland)
  Class IV-VII (improved)                                                            580/$682         477/$856         734/$701
  Class IV-VII (native)                            678/$575            683/$
  Class IV-VII (woods)                             361/$575            289/$         192/$546         132/$685
  Class VIII (wasteland)
Compared to Subject
  and Adjusted For:
Financing                                                $0               $0               $0               $0               $0
Conditions of Sale                                       $0               $0               $0               $0               $0
Market Conditions                                      $107              $87             $113              $55              $17
Location                                                 $0               $0               $0               $0               $0
Phy. Characteristics
  Access                                                $63             $122             $142             $184             $155
  Size                                                ($156)           ($153)           ($249)           ($368)           ($272)
  Shape                                                  $0               $0               $0               $0               $0
  Land Mix/Quality                                      $44              $55              $64               $0             ($31)
  Encumbrances                                           $0               $0               $0               $0              $77
  Building Imp.                                        ($51)            ($22)            ($62)           ($211)            ($47)
  Land Improvements                                     $15              $40              $15              $15             ($10)
  Minerals                                               $0             ($35)            ($50)            ($50)              $0
Total Adjustments                                       $22              $94             ($27)           ($375)           ($111)
Overall Price/Acre                                     $711             $668             $807           $1,165             $858
Adjusted Price/Acre                                    $733             $762             $780             $790             $747


                                     [MAP]

CONCLUDED VALUE FOR SUBJECT BY SALES COMPARISON APPROACH

The subject property was rated and compared to five improved sales ranging in size from 609 acres to 1038 acres. These sales occurred during the period 1999 to 2002, are located in Houston County and were considered to have similar characteristics to that of the subject property. The sale properties sold within the range of $668 per acre to $1165 per acre while the mean sales price per acre was $842. After making adjustments for differences between the subject and the sale properties for the various value influencing factors isolated from my market research, the value of the subject property was indicated to be within the range of $733 to $790 per acre. Because all of the sales properties are substantially smaller than the subject and lack comparability in other factors such as land mix/quality, I believe that the best use of this approach is to yield a bracket of value in support of the component (cost) approach. Therefore, based on the foregoing analysis, the value of the subject property via the sales comparison approach was indicated at $750-$775 per acre or $8,195,893-$8,469,089.

RECONCILIATION AND FINAL ESTIMATE OF VALUE

The value of the subject property was arrived at by an analysis of the subject's specific attributes in comparison with the prices paid for comparable tracts. The subject is a 10,927.857 acre tract located nineteen miles southwest of Crockett in southwest Houston County, Texas. Those physical qualities influencing the utility and appeal of this property are as follows:

1) The property is comprised of six tracts separated by the public roads in which they front and by Big Creek. From an operational standpoint, this is less desirable than if the tracts were contiguous. However the ability to breakup the property into smaller units is an advantage from a marketing standpoint.

2) The soils of the property are highly fertile Trinity River bottom clays and sandy loams which are inherently fertile and suitable for pastureland or cropland. However, due to frequent flooding from the Trinity River and poor drainage due to it's nearly level topography, the property is primarily suitable for pastureland use. The flood hazard increases the risk of operation and represents a negative influence on the property's desirability.

3) The land mix on the property consists of 26.81% or 2929.913 acres of cropland, 34.87% or 3810.247 acres of improved pastureland, 32.21 % or 3519.707 acres of native open pastureland and 6.11 % or 667.990 acres of wooded pastureland. The carrying capacity of the 7997.944 acres of pastureland is estimated at 2200 animal units or 3.63 acres per animal unit. The cropland is level, fertile, well laid out with adequate drainage ditches and has a history of good yields. The irrigation system adds to the productivity of the cropland and provides a capability for further expansion of the pecan orchards.

4) Land improvements on the property consist of good quality perimeter fencing, cross fencing, livestock pens, water distribution systems, and a good quality gravel road system. These improvements are of good quality, have been fairly well maintained, and function well in the property's current use as a livestock/cropland ranch.

5) The building improvements on the property consist of five fair to average quality frame residences, a concrete block office building, and a two-story frame commissary/apartment building. This housing has been fairly well maintained and is functional. Storage buildings on the property consist of adequate storage for machinery, equipment, and livestock feed necessary to operate the property. Livestock shelter buildings include a stable-tack room and various livestock sheds which have fair utility and are in fair condition.

6) This valuation is of the surface estate only and gives no consideration to the mineral/royalty ownership or value contribution.

MARKET VALUE

The market value of the subject property was estimated utilizing the cost and sales comparison approaches to value. These techniques indicated similar values as shown below:

Cost Approach                 10,927.857 Acres @  $775 per Acre=    $8,469,089

Sales Comparison Approach     10,927.857 Acres @  $750 per Acre=    $8,195,893
                              10,927.857 Acres @  $775 per Acre=    $8,469,089


Based on the preceding analyses, it was my opinion that the Market Value of the subject property as of August 14, 2002 was $775 per acre or:

EIGHT MILLION FOUR HUNDRED SIXTY NINE THOUSAND EIGHTY NINE DOLLARS
                                   $8,469,089

Allocated as:

Land (Surface Estate)         10,927.857 Acres @   $675 per Acre=  $ 7,376,303
Building Improvements         10,927.857 Acres @   $ 35 per Acre=  $   382,475
Land Improvements             10,927.857 Acres @   $ 65 PER Acre=  $   710,311
                                                   ---------------------------
Total                         10,927.857 Acres @   $775 per Acre=  $ 8,469,089


MARKETING TIME ESTIMATE

The reasonable marketing time is an estimate of the amount of time it might take to sell a property interest in real estate at the estimated market value level during the period immediately after the effective date of an appraisal.

The comparable ranch sales used in this analysis were marketed for periods ranging from 12 to 36 months. However, all sold within 12 months of their final listed asking price indicating there is a reasonable demand for such properties when priced correctly. The extremely large size of the subject property would tend to require a longer than typical time on the market. Therefore, for purposes of this appraisal, I concluded a reasonable marketing period for the subject to be 18 to 24 months.

CERTIFICATION

I certify that, to the best of my knowledge and belief:

      o the statements of fact contained in this report are true and correct.

      o the reported analyses, opinion, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions, and conclusions.

      o I have no present or prospective interest in the property that is the subject of this report, and I have no personal interest or bias with respect to the parties involved.

      o my compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.

      o the appraisal assignment was NOT based on a requested minimum valuation, a specific valuation, range of valuation, or the approval of a loan.

      o my analyses, opinions, and conclusions were developed, and this report has been prepared in conformity with the Uniform Standards of Professional Appraisal Practice as promulgated by the Appraisal Foundation and the requirements of Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute and the American Society of Farm Managers and Rural Appraisers.

      o the use of this report is subject to the requirements of the above organizations relating to review by its duly authorized representatives.

      o I have made a personal inspection of the property that is the subject of this report.

      o no one provided significant professional assistance to the person signing this report. James Connor Smith is currently certified under the voluntary continuing education programs of the above referenced organizations.

The market value of the subject property as of August 14, 2002 as estimated herein, was:

      EIGHT MILLION FOUR HUNDRED SIXTY NINE THOUSAND EIGHTY NINE DOLLARS
                                   $8,469,089

        at a reasonable marketing period estimated to be 18-24 months


Respectfully submitted,

/s/ James Connor Smith

James Connor Smith, MAI, ARA
State Certified - General

Real Estate Appraiser TX-1321583-G

                          JAMES CONNOR SMITH, MAI, ARA
                          REALTOR-APPRAISER-CONSULTANT
                                BIOGRAPHICAL DATA


AFFILIATIONS/PROFESSIONAL DESIGNATIONS

Appraisal Institute-Member-MAI Certificate No. 4822 (1972)
American Society of Farm Manager/Rural Appraisers-Accredited Rural Appraiser-ARA Certificate No. 462 (1973)
State Certified General Real Estate Appraiser-Texas No. TX-13211583-G (1991) Texas Real Estate Broker License No. 101308-34 (1961)
National Association of Realtors (1961)
Realtors Land Institute (1995)

EDUCATION

Texas A & M University/ B. S. Agriculture (1952)
Advanced real estate appraisal, development and marketing education in numerous courses and seminars sponsored by the Appraisal Institute, American Society of Farm Managers/Rural Appraisers, National and Texas Association of Realtors, Realtors Land Institute and the American Right of Way Association.

PROFESSIONAL EXPERIENCE

James Connor Smith has been engaged in real estate activity since 1961 and is experienced in the sale, leasing, management, development and valuation of real property. Since 1965 he has been active as an independent appraiser/consultant specializing in valuation and counseling for rural and commercial property. Located in Bryan, Texas he has valued rural property throughout the state but has primarily served the south central Texas market. Rural properties appraised have included irrigated farmland, livestock ranches, pecan orchards, timberlands and recreational subdivisions. His particular specialty is partitioning undivided interests in rural properties for estate settlement. He is also experienced in mineral valuation to include lignite, gravel and non-producing oil and gas. He has over thirty years experience in appraising for rights-of-way which includes valuations for highways, pipelines, power lines and large scale plant/lake site acquisitions. As part of his litigation appraisal work he has become known for providing effective expert witness testimony in eminent domain and bankruptcy proceedings in state and federal jurisdictions. He has also been involved in appraisal education as a certified instructor with the ASFMRA specializing in advanced rural appraisal and eminent domain courses.

In 1974 he formed a real estate brokerage company known as Brazosland Realty, Inc. This twenty person organization is active in residential, commercial and rural real estate marketing in Brazos and surrounding counties of south central Texas. A complementary company known as Brazosland Properties, Inc. was organized in 1979. It's personnel are involved in property management and leasing. Mr. Smith serves as Chairman of these companies.

BACKGROUND

Mr. Smith was born at Eagle Pass and attended public schools at Uvalde, Texas. He attended Texas A & M University from 1948 to 1952 and received a Bachelor of Science in Agriculture. He served as a photo-intelligence officer in the U S Air Force from 1952 to 1956 during which time he was involved in photo mapping operations in Europe and Africa. He moved to Brazos County, Texas in 1957 and was engaged in a family farming operation until 1960.

Mr. Smith's civic activities have included serving as a director for the Bryan-College Station Board of Realtors, United Fund, Chamber of Commerce and Brazos County Industrial Foundation. He is a member of Grace Bible Church of College Station. He is married to the former Dorothy Holt of Center, Texas and they have two children-a son and a daughter-and five grandchildren. His hobbies include skeet and trap shooting, hunting and expedition canoeing.

REAL ESTATE MARKETING, APPRAISAL AND COUNSELING SERVICES



Sale Brokerage                            Buyer Representation
Current Value Appraisals                  Partial Interest Valuations/Partitions
Gift and Estate Valuations                Basis Allocations
Expert Witness                            Litigation Support
Rights-of-Way Negotiation                 Dispute Arbitration

BANK REFERENCES

Mr. George Nelson
President
Wells Fargo Bank
P O Drawer 913
Bryan, Texas 77805-0913
979/776-5402